EXHIBIT 99.1

FURY GOLD MINES LIMITED
ANNUAL INFORMATION FORM
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2023 DATED APRIL 2, 2024

TABLE OF CONTENTS

INTRODUCTORY NOTES	4
Cautionary Note Regarding Forward-Looking Statements	4
Cautionary Note to United States Investors Regarding Presentation of Mineral Resource Estimates	7
Resource Category (Classification) Definitions	8
CORPORATE STRUCTURE	9
Name, Address and Incorporation	9
Inter-corporate Relationships	10
GENERAL DEVELOPMENT OF THE BUSINESS	11
Business of Fury Gold	11
Three Year History Fury Gold’s Business	12
Eau Claire Exploration Program	12
Committee Bay Project Drill and Exploration Program	12
Financing	12
Corporate developments	12
Eau Claire Exploration Program	13
Completion of Sale of Homestake Ridge Project to Dolly Varden and Investor Rights Agreement	13
2022 Partial Sale of Dolly Varden Shareholdings	14
Eau Claire Exploration Program	14
Corporate developments	16
BUSINESS DESCRIPTION	16
General	16
Specialized Skill and Knowledge	17
Competitive Conditions	17
Cyclical and Seasonal	17
Intangible Properties	17
Environmental Protection	17
Employees	18
Social and Environmental Policies	18
Indigenous and Local Community Engagement	18
Continuing Operations and COVID-19	19
THE COMPANY’S MINERAL PROJECTS	19
Eau Claire Project	19
Property Description and Location	20
Accessibility, Climate, Local Resources, Infrastructure and Physiography	21
Geology and Mineralization	22
Mineral Resources	23
Sample Preparation, Analyses and Security	23
Sampling, Analysis and Data Verification	24
Mineral Processing and Metallurgical Testing	25
2023 Mineral Resource Estimate	25
Conclusions	26
Recommendations	27
Regional Exploration:	29
Committee Bay Project	30
Description and Location	30
Access, Climate, Local Resources, Infrastructure and Physiography	31
Geology, Mineralization and Deposit Types	31
History	32
Sampling, Analyses and Data Verification	33
Committee Bay RAB Drilling QA/QC Disclosure	33

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Committee Bay Diamond Drilling QA/QC Disclosure	33
Committee Bay Grabs QA/QC Disclosure:	33
Mineral Processing and Metallurgical Testing	34
Committee Bay Mineral Resource Estimates	35
Exploration Program Recommendations	37
2015 through 2021 Committee Bay Exploration by Fury	38
2018 Committee Bay Exploration Program	38
2019 Committee Bay Exploration Program	38
2021 Committee Bay Project Drill and Exploration Program	39
2022 and 2023 Committee Bay Project Exploration Program	40
Éléonore South Property, Québec, Canada	40
RISK FACTORS	41
Exploration Activities May Not Be Successful	41
Commodity Price Fluctuations and Cycles	42
Additional Funding Requirements and Shareholder Equity Dilution	42
Negative Cash Flow	43
Indirect Economic Interest in the Homestake Ridge Project	43
Price Volatility of Publicly Traded Securities	43
Mineral Resource Estimates	44
Inflation	44
Property Commitments	44
Environmental Regulatory, Health & Safety Risks	44
Relationships with Local Communities and Indigenous Organizations	45
Environmental Protection	45
Climate Change	46
Changes in Government Regulation	46
Competitive Conditions	47
Local Community Uncertainties	47
Acquisitions May Not Be Successfully Integrated	47
Changes in the Market Price of Common Shares	47
Properties May Be Subject to Defects in Title	48
Reliance on Contractors and Experts	48
Qualified and Experienced Employees, Management, and Board Members	48
Legal and Litigation Risks	48
Risks Relating to Statutory and Regulatory Compliance	48
Insurance Risk	49
Limited Business History and No History of Earnings	49
Claims by Investors Outside of Canada	49
No-Dividends Policy	49
Disclosure and Internal Controls	50
Cybersecurity Risks	50
Social Media Risks	51
Liabilities relating to Past Issuances of Flow-Through Shares	51
DESCRIPTION OF CAPITAL STRUCTURE	51
Attributes of Common Shares	51
MARKET FOR SECURITIES	52
Trading Price and Volume	52
Prior Sales	53

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DIRECTORS AND EXECUTIVE OFFICERS	53
Name, Principal Occupation and Province or State of Residence	53
Management Security Holdings	55
Management History of Cease Trade Orders, Bankruptcies, Penalties or Sanctions	55
Potential Conflicts of Interest	56
Audit Committee	56
Audit Committee Charter	56
Composition of the Audit Committee	56
Relevant Education and Experience of Audit Committee Members	56
Pre-Approval Policies and Procedures	57
External Auditor Service Fees	57
Other Board Committees	58
No Legal Proceedings	58
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	58
Agreement with Universal Mineral Services Ltd.	58
TRANSFER AGENT AND REGISTRAR	59
AUDITOR	59
MATERIAL CONTRACTS	59
INTERESTS OF EXPERTS	59
ADDITIONAL INFORMATION	59

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INTRODUCTORY NOTES

In this Annual Information Form (the “AIF”) the “Company”, “Fury Gold”, “we”, “us” or “our” refers to Fury Gold Mines Limited, together with, as the context requires, its subsidiaries or its predecessors.

This AIF is dated April 2, 2024. Except as otherwise indicated, all information contained herein is as at December 31, 2023. In this AIF, unless otherwise indicated, all dollar amounts and references to “C$” or “$” are to Canadian dollars and references to “US$” are to U.S. dollars. All dollar amounts are expressed in thousands of Canadian dollars unless otherwise indicated.

Cautionary Note Regarding Forward-Looking Statements

Certain statements made in this AIF contain forward-looking information within the meaning of applicable Canadian and United States securities laws (“forward-looking statements”). These forward-looking statements are presented for the purpose of assisting the Company’s securityholders and prospective investors in understanding management’s intentions and views regarding future outcomes and are inherently uncertain and should not be heavily relied upon. When used in this AIF, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to the Company, identify such forward-looking statements. Specific forward-looking statements in this AIF include:

•	the Company’s exploration and financing plans,

•	the ability of the Company to realize the objectives of the Company’s planned exploration programs;

•	the results of the Company’s exploration programs and the likelihood of discovering or expanding resources;

•	the Company’s estimated mineral resources;

•	the future price of minerals, especially gold and other precious metals;

•	the Company’s future capital expenditures and requirements, and sources and timing of additional financing;

•	the potential for resource expansion and ultimately mine development of the Company’s Eau Claire Project,

•	permitting timelines and possible delays;

•	local indigenous and other communities engagement;

•	government regulation of mining operations;

•	environmental and climate-related risks;

•	the possible impairment of mining interests;

•	any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements;

•	the liquidity of the common shares in the capital of the Company; and

•	other events or conditions that may occur in the future.

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The forward-looking statements contained in this AIF represent the Company’s views as of the date hereof. The assumptions related to these plans, estimates, projections, beliefs and opinions may change without notice and in unanticipated ways. Many assumptions may prove to be incorrect, including:

•	the Company’s budgeting plans, expected costs, assumptions regarding market conditions and other factors upon which the Company has based its expenditure and funding expectations;

•	the Company will be able to raise additional capital to proceed with its exploration, development and operations plans and attracting finance for precious metal exploration will be possible;

•	the Company’s ability to obtain or renew the licenses, permits and regulatory approvals necessary for its planned exploration;

•	the Company’s exploration plans will not be adversely impacted by declines in prices of precious metals and consequent impairment of the Company’s ability to finance its operations

•	that operations and financial markets will not in the long term be adversely impacted by wars or pandemics;

•	the Company’s ability to complete and successfully integrate acquisitions;

•	the Company’s plan of operations will not be adversely impacted by climate change, extreme weather events, water scarcity, and seismic events, and the Company’s strategies to deal with these issues will be effective;

•	the Company’s expectations regarding the future demand for, and supply and price of, precious metals;

•	the Company’s ability to recruit and retain qualified personnel to pursue its business operations;

•	the Company’s mineral resource estimates, and the assumptions upon which they are based, are reasonably accurate;

•	the Company will be able to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain local community support.

Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to control or predict, that may cause the actual results, performance or achievements of the Company, or developments in the Company’s business or in its industry, to adversely differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Some of the risks and other factors (some of which are beyond the Company’s control) which could cause results to differ materially from those expressed in the forward-looking statements and information contained in this AIF include, but are not limited to:

•

fluctuations in the current and projected prices for gold, other precious and base metals and other commodities (such as natural gas, fuel oil and electricity) which are needed to explore for and ultimately produce these metals;

•	the Company does not earn any revenues from its business and has history of losses and negative cash flows from operations, each of which is expected to continue in the future;

•	the Company may not be able to secure additional financings, including equity financings, to continue the planned exploration of its mineral properties;

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•	the Company’s exploration programs are inherently risky as they involve uncertain geology and risk exploration failure and may overrun on costs and not be successful in achieving the targeted objectives or result in the discovery of new resources or the expansion of existing resources

•	the Company’s plan of operations involves risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding);

•	the speculative nature of mineral exploration and development; the estimation of mineral resources, the Company’s ability to obtain funding, including the Company’s ability to complete future equity financings;

•	environmental risks and remediation measures, including evolving environmental regulations and legislation;

•	changes in laws and regulations impacting exploration and mining activities;

•	the Company’s mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title;

•	legal and litigation risks;

•	statutory and regulatory compliance;

•	insurance and uninsurable risks;

•	the continuation of our management team and our ability to secure the specialized skill and knowledge necessary to operate in the mining industry

•	the Company’s limited business history and history of losses and negative cash, which will continue into the foreseeable future;

•	our inability to pay dividends, volatility in the Company’s share price, the continuation of our management team and our ability to secure the specialized skill and knowledge necessary to operate in the mining industry; relations with and claims by local communities and non-governmental organizations, including relations with and claims by indigenous populations;

•	the effectiveness of the Company’s internal control over financial reporting;

•	cybersecurity risks and other reputational risks;

•	general business, economic, competitive, political and social uncertainties;

•	the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues;

•	and public health crises such as the COVID-19 pandemic and other uninsurable risks.

While intended to list the primary risks were see, no list can contain an exhaustive list of the risk and other factors that may affect any of the Company’s forward-looking statements. Some of these risks and other factors are discussed in more detail in the section entitled “Risk Factors” in this AIF and the Company’s annual report on Form 20-F for the year ended December 31, 2023 to be filed with the United States Securities and Exchange Commission by April 30, 2024 (the “2023 Form 20-F Annual Report”). Investors and others should carefully consider these risks and other factors and not place heavy reliance on the forward-looking statements.

The Company only updates its forward-looking statements, to the extent required by applicable securities laws.

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Cautionary Note to United States Investors Regarding Presentation of Mineral Resource Estimates

This AIF uses the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource”, which are Canadian mining terms as defined in, and required to be disclosed in accordance with, National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on mineral resources and mineral reserves (“CIM Definition Standards”), adopted by the CIM Council, as amended. Mining disclosure under U.S. securities law was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The SEC has adopted rules to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards. Readers are cautioned that despite efforts to harmonize U.S. mining disclosure rules with NI 43-101 and other international requirements, there are differences between the terms and definitions used in Regulation S-K 1300 and mining terms defined by CIM and used in NI 43 101, and there is no assurance that any mineral reserves or mineral resources that an owner or operator may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the owner or operator prepared the reserve or resource estimates under the standards of Regulation S-K 1300.

As a “foreign private issuer” under United States securities laws, the Company was previously eligible to file its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system. Consequently, the Company was not required to provide disclosure on its mineral properties under US Regulation S-K 1300 but rather provided disclosure under Canadian NI 43-101 and the Canadian Institute of Mining and Metallurgy (CIM) Standards. The Company has recently lost its eligibility to file its annual report on Form 40-F using Canadian standards due to the non-affiliate market capitalization of its public share float having a market value less than US$75 million. Consequently, the 2023 Form 20-F Annual Report to be filed by the Company with the SEC will include disclosure on the Company’s material properties in accordance with the requirements of Regulation S-K 1300 which as noted above may materially differ from the requirements of NI 43-101 and the CIM Definition Standards.

There is no assurance any mineral resources that the Company may report as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43- 101 would be the same had the Company prepared the resource estimates under the standards adopted under the Regulation S-K 1300, but such disclosure will not be materially different than contained herein. United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves.

The Company has no mineral reserves which require that the estimated resources be demonstrated to be economic in at least a pre-feasibility study. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable. Although in Canada, “inferred mineral resources” are subject to an expectation that there must be a reasonable probability of upgrading a majority of an inferred resource into a measured or indicated category, inferred resources have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

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Accordingly, information contained in this AIF describing the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

See the heading “Resource Category (Classification) Definitions” below for a description of certain of the mining terms used in this AIF.

Resource Category (Classification) Definitions

The discussion of mineral deposit classifications in this AIF adheres to the CIM Definition Standards developed by the CIM. Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are “mineral resources” (potential for economic viability) and “mineral reserves” (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred mineral resource, indicated mineral resource and measured mineral resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest). The Company at this time has not classified any of its mineral deposits as mineral reserves. These classifications can be more particularly described as follows:

A “mineral resource” is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. The Company has no projects for which mineral reserves are claimed.

An “inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. It has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

An “indicated mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. It has a lower level of confidence than that applying to a measured mineral resource and may only be converted to a probable mineral reserve.

A “measured mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. It has a higher level of confidence than that applying to either an indicated mineral resource or an inferred mineral resource. It may be converted to a proven mineral reserve or to a probable mineral reserve.

A “mineral reserve” is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of modifying factors, which are considerations used to convert mineral resources to mineral reserves and include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which mineral reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a mineral reserve must be demonstrated by a pre-feasibility study or feasibility study.

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A “probable mineral reserve” is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve. The Company has not determined that any of its properties contain any probable mineral reserves.

A “proven mineral reserve” is the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors. The Company has not determined that any of its properties contain any proven mineral reserves.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on June 9, 2008, under the name Georgetown Capital Corp. The Company was a Capital Pool Company under the policies of the TSX Venture Exchange (the “TSXV”) and, accordingly, on February 23, 2011, the Company completed a qualifying transaction (the “Qualifying Transaction”) with Full Metal Minerals USA Inc., a wholly owned subsidiary of Full Metals Minerals Ltd. Pursuant to the Qualifying Transaction, the Common Shares began trading on the TSXV. On October 15, 2013, the Company changed its name to Auryn Resources Inc. On November 1, 2016, the Company completed its graduation to the TSX and the Common Shares began trading on the TSX. In connection with the Company’s graduation to the TSX, the Common Shares were voluntarily delisted from the TSXV. On July 17, 2017, the Common Shares also commenced trading on the NYSE American.

Fury Gold is a reporting issuer in all of the provinces and territories of Canada. In addition, the Common Shares are registered under Section 12(b) of the U.S. Exchange Act by virtue of being listed on the NYSE American. The Company’s registered and records office is at 1500-1055 West Georgia Street, Vancouver, BC, V6E 4N7, and its head office is located at 1630-1177 West Hastings Street, Vancouver, BC, V6E 2K3.

2020 Merger and Reorganization

On October 9, 2020, the Company acquired all of the then-issued and outstanding shares of Eastmain Resources Inc. (“Eastmain”) in accordance with the terms and conditions of the arrangement agreement dated August 10, 2020 (the “Arrangement Agreement”). On October 5, 2020, the Eastmain Transaction and the Spinco Transactions (as defined herein) received the approval of both the Company’s and Eastmain’s shareholders, and on October 7, 2020, the British Columbia Supreme Court and the Ontario Superior Court of Justice approved the Reorganization Arrangement and the Eastmain Arrangement, respectively, and both courts issued final orders approving the Eastmain Transaction and the Spinco Transactions. In accordance with the terms of the Arrangement Agreement, the Company changed its name to “Fury Gold Mines Limited” pursuant to a certificate of change of name dated October 8, 2020.

Immediately following the closing of the Transaction, the Company’s ticker symbol for the Common Shares was changed to “FURY” effective October 12, 2020 on the NYSE American and October 13, 2020 on the TSX. Eastmain’s shares were delisted from the TSX and removed from the OTCQB after the end of trading on October 9, 2020. Immediately following the closing of the Eastmain Arrangement, Eastmain became a wholly-owned subsidiary of Fury Gold.

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2022 Sale of mineral interests to  Dolly Varden Silver Corporation  for Dolly Varden Shares

On February 25, 2022, the Company announced the completion of the sale of the Homestake Ridge project to Dolly Varden Silver Corporation (“Dolly Varden”), a publicly traded corporation listed on the TSX Venture Exchange. Pursuant to the Homestake Purchase Agreement entered into on December 6, 2021, Dolly Varden acquired 100% of Homestake Resource Corporation from Fury in exchange for a $5 million cash payment and the issuance of 76,504,590 common shares of Dolly Varden. On October 13, 2022, the Company reduced its holdings to 59,504,590 by selling 17 million common shares, representing 22.2% of the Company’s interest in Dolly Varden, for gross proceeds of $6.8 million, and resulting in the Company’s interest in Dolly Varden being reduced to 25.8%. Following further dilutive equity financings completed by Dolly Varden on December 22, 2022 and November 2, 2023, Fury Gold held 59,504,590 common shares, representing a 22.03% interest in Dolly Varden as at December 31, 2023. The Company's interest in Dolly Varden was further reduced by 5,450,000 shares in a March 2024 private sale.

2022 Acquisition of 25% interest in Universal Mineral Services Ltd (“UMS”)

On April 1, 2022, the Company purchased a 25% share interest in UMS, a private shared-services provider for nominal consideration. The remaining 75% of UMS is owned equally by three other junior resource issuers, namely Tier One Silver Inc, Coppernico Metals Inc, and Torq Resources Inc. who share a head office location in Vancouver, BC. Previously, UMS had been privately owned by a director in common, Mr. Ivan Bebek, then subsequently from January 1, 2022, by Mr. Steve Cook, another director in common, until March 31, 2022.

UMS is the private company through which its shareholders, including Fury Gold, share geological, financial, and transactional advisory services as well as administrative services on a full, cost recovery basis. Having these services available through UMS, on an as needed basis, allows the Company to maintain a more efficient and cost-effective corporate overhead structure by hiring fewer full-time employees and engaging outside professional advisory firms less frequently. The agreement has an indefinite term and can be terminated by either party upon providing 180 days’ notice. Many of the Company’s key personnel are now, or will be, directly employed by UMS and seconded to the Company and other members of the group.

2022 Acquisition of additional interest in the Eleonore South Joint Venture (“ESJV”)

On September 12, 2022, the Company and its joint venture partner Newmont Corporation (“Newmont”), through their respective subsidiaries, completed the acquisition of the remaining approximately 23.77% participating interest of Azimut Exploration Inc. in the ESJV, on a pro-rata basis. As a result of the transaction, the 100% ESJV participating interests are now held 50.022% by the Company and 49.978% by Newmont with Fury remaining operator under an amended and restated joint operating agreement.

Post-2023 Consolidation of Eleanore South Property Interests

On February 29, 2024, the Company completed the previously announced agreement whereby Fury purchased Newmont’s 49.978% interest in the Eleonore South Gold Project in Quebec (“Eleonore South”). As a result of the consolidation, Fury Gold is the sole owner of Eleonore South. The Company acquired Newmont’s 30,392,372 common shares or 10.98% of Sirios Resources Inc. (“Sirios”) as part of the transaction. Sirios shares have been acquired for investment purposes, and Fury will evaluate its investment in Sirios on an ongoing basis with respect to any possible additional purchases or dispositions. In March 2024, the Company sold 1,504,000 common shares, resulting in the Company’s interest in Sirios being reduced to 10.4%.

Inter-corporate Relationships

Fury Gold conducts its business through a number of wholly-owned subsidiaries. The following diagram depicts the Company’s corporate structure as of December 31, 2023, and its subsidiaries, including the name, jurisdiction of incorporation and proportion of ownership in each:

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BC, Canada
Fury Gold Mines Limited
(TSX: FURY)
(Formerly Auryn Resources Inc.
(TSX:AUG (NYSE-American:
AUG))
Publicly Listed Parent
Company
100%
100%
22%+ Homestake Investor Rights
Agreement
ON, Canada
BC, Canada
BC, Canada
Eastmain Resources Inc.
North Country Gold Corp.
Holding Company
Dolly Varden Silver Corp.
100%
100%
100%
Federal, Canada
Eastmain Mines Inc.
100% Interest in the
Committee Bay and Gibson
MacQuoid Gold Projects
100% interest in Kitsault
Valley Silver Project (includes
Fury's former Homestake
Ridge Project)
Legend
Company
Mineral Interest
100% Interest in the Eau
Claire Project

Not reflected in the above organization chart is a Delaware subsidiary with no material assets formerly used for administrative payroll purposes and the Company’s 25% interest in UMS. (See interest of “Management in Material Transactions- Agreement with Universal Mineral Services Ltd.”) as well as a post-2023 10.98% portfolio investment in Sirios Resources Inc. described above.

Following the acquisition of the Eleonore South project on February 29, 2024, Fury holds 100% interest in the Project through its wholly-owned subsidiary, Eastmain Resources Inc.

GENERAL DEVELOPMENT OF THE BUSINESS

Business of Fury Gold

Fury Gold Mines is a Canadian-focused high-grade gold exploration company strategically positioned in two prolific mining regions: the Eeyou Istchee James Bay Region of Quebec and the Kitikmeot Region in Nunavut. Fury Gold has a portfolio of mineral properties, including the Eau Claire property located in the Eeyou Istchee James Bay Region of Northern Quebec (the “Eau Claire Project”), the Committee Bay gold project located in the Kitikmeot Region of Nunavut (the “Committee Bay Project”) and the ESJV of which Fury Gold was the operator until February 29, 2024. Effective February 29, 2024, the Company acquired Newmont’s 49.978% interest in Eleonore South (the “Eleonore South Project”) and now has 100% ownership.

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Three Year History Fury Gold’s Business

2021

Eau Claire Exploration Program

In November 2020, Fury Gold commenced an ongoing initial 50,000m drill program at the Eau Claire project. The drill program consists of i) an infill phase focused on upgrading and expanding the current resource (“Infill Program”) and ii) an exploration phase designed to test targets along the 4.5km long deposit trend (“Expansion Program”). To date a total of 35,297 metres, or approximately 70% of the total program, have been drilled at Eau Claire. The Company temporarily paused drilling at Eau Claire in the fourth quarter of 2021 to allow the receipt of pending drillhole assay results. The remainder of the program is planned to be completed in 2022.

During the third quarter of 2021, the Company completed biogeochemical surveys on three grids targeting six priority regional exploration targets (“Regional Exploration Program”).

The Expansion Drill Program, Exploration Drill Program and the Regional Exploration Program are discussed below under “Eau Claire Project – Eau Claire Exploration Program ”.

Committee Bay Project Drill and Exploration Program

The Company completed 2,587m of diamond drilling during a six-week field program in the third quarter of 2021. As summarized below under “Committee Bay Project – 2021 Committee Bay Exploration Program”.  The drilling was focused on expanding the defined high-grade mineralization at the Raven prospect and testing the potential mineralization below the current resource at the Three Bluffs deposit.

Changes to Management and the Board

On March 16, 2021, the Company announced that Tim Clark has been appointed a director of the Company, replacing Mr. Blair Schultz, an Eastmain nominee, who had resigned as a director. The Company also announced the appointment of Jeffrey Mason as lead director.

On August 18, 2021, the Company appointed Tim Clark to the position of Chief Executive Officer, replacing Mr. Timmins, who resigned to pursue other opportunities. Mr. Clark has 23 years of global capital markets experience with numerous major US, European and Canadian banks. Over the years, he has developed strong working relationships with Tier 1 institutional investors throughout the United States and Canada, providing corporate strategy, and peer and financial analysis and insights on corporates within the materials, commodities and mining sectors.

Financing

On October 13, 2021, the Company announced completion of a non-brokered private placement of 7,461,450 Units and raised gross proceeds of CAD$5,596,088. Each Unit consisted of one Common Share and one common share purchase warrant, (each, a "Warrant") entitling the holder to purchase one Common Share ("Warrant Share") at a price of CAD$1.20 for a period of three years. The expiry date of the Warrants can be accelerated to 30 days with notice from the Company should the Common Shares trade after the expiry of the four-month hold period at a price equal to or greater than CAD$1.50 for 20 consecutive trading days.

Corporate developments

On April 30, 2021, the Company announced the filing of a preliminary short form base shelf prospectus (the "Shelf Prospectus") with the securities commissions or similar regulatory authorities in all of the provinces and territories of Canada and has filed a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission. The final Shelf Prospectus was filed on May 10, 2021, and the Form F-10 registration statements was declared effective by the SEC on May 11, 2021.  As a result of the completion of these filings, the Company is permitted to publicly offer up to $200 million of common shares, subscription receipts, warrants, and units or any combination thereof to investors in Canada and the United States during the 25-month period from May 10, 2021, that the Shelf Prospectus is effective.

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On September 13, 2021, the Company announced that it had entered into a Royalty Purchase Agreement for the purchase of a 2% net smelter return royalty on certain claims at its Homestake Ridge project in British Columbia. The purchase price paid was $400,000, payable 25% in cash and 75% in shares.  The purchase completed on September 27, 2021, and the Company issued 328,767 common shares on closing.

On December 6, 2021, the Company entered into a definitive agreement with Dolly Varden Silver Corp. pursuant to which the Company completed the sale of a 100% interest in Homestake Resources Corporation, the owner of a 100% interest in the Homestake Ridge Project, to Dolly Varden which completed on February 25, 2022, after Dolly Varden shareholder approval was obtained.

2022

Eau Claire Exploration Program

In October 2022, the Company completed the initial drilling program at Eau Claire and the Percival prospect, completing a total of approximately 52,700m from 2020-2022, with the final 17,700m completed in 2022. Additionally, the company completed a B-horizon soil sampling program at Lac Clarkie, a property adjacent to the Eau Claire project.

The Expansion Drill Program, Exploration Drill Program and the Regional Exploration Program are discussed below under “Eau Claire Project – 2022 Eau Claire Exploration Program”.

Changes to Management and the Board

On March 9, 2022, the Company announced the appointment of Bryan Atkinson, P.Geo, to Senior Vice President (SVP), Exploration and Michael Henrichsen, P.Geo, to Chief Geological Officer, effective immediately. The Company also announced that Salisha Ilyas, Vice President of Investor Relations, has resigned to pursue other opportunities.

On May 24, 2022, the Company announced that the Company’s Board Chair’s Chair, Ivan Bebek was retiring from the Board, effective June 29, 2022 and would be an advisor.

Financing

On April 14, 2022, the Company completed a non-brokered private placement with two placees, who include a Canadian corporate investor and a US institutional investor, for a private placement sale of 13.75 million common shares of the Company at a price of $0.80 per share for gross proceeds of $11,000.

Completion of Sale of Homestake Ridge Project to Dolly Varden and Investor Rights Agreement

On February 25, 2022, the Company completed the sale of the Homestake Ridge Project to Dolly Varden. Pursuant to the agreement entered into on December 6, 2021 (“Homestake Purchase Agreement”), Dolly Varden purchased 100% of the shares of the Company’s subsidiary, Homestake Resource Corporation for a $5 million cash payment and the issuance of 76,504,590 common shares of Dolly Varden (the “Homestake Transaction. As a result of the sale, the Company has an indirect economic interest in the Homestake Ridge Project through its ownership of shares of Dolly Varden but does not have legal control over either Dolly Varden or the Homestake Ridge Project.

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In connection with the Homestake Transaction, Dolly Varden and Fury Gold entered into an investor rights agreement (the "Homestake Investor Rights Agreement") pursuant to which Fury Gold has the following rights, and is subject to the following obligations:

(i)

Fury Gold will have the right to appoint two nominees to the Dolly Varden board so long as Fury Gold owns greater than 20% of the Dolly Varden common shares outstanding. Should Fury Gold own less than 20% but greater than 10% of the Dolly Varden shares outstanding, Fury Gold shall have the right to appoint one nominee to the Dolly Varden board. Tim Clark, the Chief Executive Officer of Fury Gold, and Michael Henrichsen, the Chief Geological Officer of Fury Gold, joined the Dolly Varden Board upon closing of the Homestake Transaction.

(ii)

Fury Gold will have the right to appoint one member to Dolly Varden’s technical committee for the purpose of providing non-binding advice and recommendations to the Dolly Varden board for so long as Fury Gold is entitled to appoint one nominee to the Dolly Varden board.

(iii)

Fury will have pre-emptive rights to maintain its ownership percentage in Dolly Varden for so long as Fury Gold owns more than 10% of the outstanding Dolly Varden common shares, subject to certain carve-outs and top-up rights.

(iv)

Fury Gold will not sell the Dolly Varden Shares during the one-year hold period following closing and will provide to Dolly Varden the right to direct the sale of any DV Shares proposed to be sold by Fury Gold after the expiry of the initial one-year hold period.

(v)

Fury Gold will for the initial two year period following closing, and subject to Fury Gold continuing to hold at least 10% of Dolly Varden’s outstanding shares, vote its shares in accordance with Dolly Varden management’s recommendations at each meeting of the shareholders of Dolly Varden, subject to exceptions for certain excluded matters, including special resolutions, minority shareholder votes required pursuant to Multilateral Instrument 61-101 and matters that would materially and adversely impact Fury Gold disproportionately.

(vi)

Fury Gold will not for the initial three-year period following Closing, and subject to Fury Gold continuing to hold at least 10% of Dolly Varden’s outstanding shares, acquire additional securities of Dolly Varden, solicit proxies separately from any Dolly Varden board approved proxy circular or otherwise seek to control management, the board or the policies of Dolly Varden.

2022 Partial Sale of Dolly Varden Shareholdings

On October 3, 2022, the Company announced that it had entered into a non-brokered sale agreement to sell 17 million common shares of Dolly Varden at $0.40 per share, representing approximately 7.4% of the outstanding common shares of Dolly Varden. The gross proceeds received by the Company upon the close of the transaction on October 13, 2022, was $6.8 million. At December 31, 2022, and 2023, the Company held a 23.5% and 22.03% interest, respectively, in Dolly Varden.

2023 up to March 2024

Eau Claire Exploration Program

On February 13, 2023, Fury Gold provided an update on targeting the wholly owned Lac Clarkie project immediately to the east of its 100% owned Eau Claire project in the Eeyou Istchee Territory in the James Bay region of Quebec. The Company has defined a total of eight gold targets through the completion of a B-horizon soil sampling program (Figure 1). Six of the targets lie along the Cannard Deformation Zone, which hosts numerous gold occurrences along its >100 kilometre (km) mapped extent, including Fury’s Eau Claire Deposit and Percival Property. Fury is working to prioritize these newly defined targets for follow-up in 2023 with the aim of advancing a number of these targets.

In April 2023, Fury Gold commenced a drilling program at the Eau Claire Deposit, comprising of 10,000 to 15,000 metres (m), with the goals of i) continuing expansion of the high-grade Eau Claire resource; ii) following up on the 2022 success at the Percival Prospect 14 km to the east of Eau Claire; and iii) advancing several early-stage exploration targets along the Cannard Deformation Zone to the drill ready stage.

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On July 10, 2023, the Company announced its 2023 summer exploration program and the restart of all exploration activities, which had been interrupted since June 5, 2023, due to a governmental emergency fire evacuation order.

On August 3, 2023, Fury announced results for the first three 2023 core drill holes at the high-grade Eau Claire gold project. The 2023 drill program focused on the continued expansion of the Hinge Target located immediately west of the Eau Claire Deposit. Drilling at the Hinge Target continues to return multiple stacked zones of gold mineralization from each drill hole, including 5.0m of 3.6 g/t Au within a broader interval of 14.0m of 2.37 g/t Au. Additional drill intercepts include 6.5m of 2.66 g/t Au, 6.0m of 2.77 g/t Au and 1.0m of 10.35 g/t Au.

On October 3, 2023, the Company reported the results for an additional two infill core drill holes from the Hinge Target at the Eau Claire Project. The 2023 drill program continues to focus on infill drilling at the Hinge Target located immediately west of the Eau Claire Deposit. Every hole completed at the Hinge Target to date has intercepted two corridors of stacked gold-bearing quartz tourmaline veins and alteration, including 3.5m of 5.73 g/t gold and 11.27 g/t Tellurium and 7.43g/t gold over 2.5m within a broader interval of 4.65g/t gold and 8.72 g/t Tellurium over 4.5m. Drill holes 23EC-065 and 23EC-068 represent the continuation of a series of infill drill holes designed to tighten up the spacing of the 2022 Hinge Target drilling to a nominal spacing of 60-80m. The stacked intercepts through these new holes continue to exhibit the overall strength of the mineralized system within the Hinge Target.

On November 28, 2023, the Company reported additional results from the 2023 infill drilling program at the Hinge Target at the Eau Claire Project. Drilling continues to intercept multiple zones of gold mineralization, including 5.5m of 4.52 g/t gold and 3.0m of 3.34 g/t gold from 23-EC-069; 1.0m of 20.20 g/t gold and 3.5m of 3.51 g/t gold from 23EC-070; 1.0m of 19.55 g/t gold from 23EC-066; and 3.5m of 3.82 g/t gold from 23EC-067.

On January 17, 2024, the Company reported results from the 2023 drilling program at the Hinge Target at the Eau Claire Project. Highlights from the seven drill holes include 31.77 g/t gold over 3.50m from 23EC-077; 65.0 g/t gold over 0.50m and 14.25 g/t gold over 1.0m from 23EC-074; 2.56 g/t gold over 7.50m from 23EC-068; and 3.41 g/t gold over 6.50m and 5.0 g/t gold over 3.50m from 23EC-075.

On February 6, 2024, the Company announced the final set of results from the 12,000m 2023 drilling program at the Hinge Target, part of the high-grade Eau Claire Project. Highlights from these last five drill holes include 17.62 g/t gold over 3.50m, including 29.80 g/t gold over 2m, and 22.20 g/t gold over 0.50m from 23EC-079; and 5.49 g/t gold over 3.50m from 23-EC-078. The reported intercepts from drill hole 23EC-082 of 17.62 g/t gold over 3.50m is within 135m of surface and is completely open to surface and to the west, above the rest of the Hinge Target.

2023 Changes to Management and the Board

On February 22, 2023, the Company announced that its Board of Directors has appointed Brian Christie as an Independent Director, effective immediately. Mr. Christie most recently served as Vice President, Investor Relations at Agnico Eagle Mines Limited, prior to which Mr. Christie worked for over 17 years as a precious and base metals mining analyst and brings with him extensive experience in the capital markets and the mining industry. Mr. Christie holds a BSc. In Geology (University of Toronto) and an MSc. In Geology (Queen’s University) and is a member of the Canadian Investor Relations Institute (CIRI) and the National Investor Relations Institute (NIRI). On May 15, 2023, the Company announced the appointment of Mr. Christie as Board Chair, replacing Mr. Jeffrey Mason, who was appointed Board Chair on January 11, 2023 and continues to serve as independent Director of Fury Gold. The Company also announced that Michael Henrichsen, Chief Geological Officer, retired from his role.

On June 23, 2023, Phil van Staden, having previously served as the Company’s Corporate Controller since 2020, was appointed Interim Chief Financial Officer of the Company and brings over 15 years of diverse international experience in various accounting roles and industries throughout South Africa and Canada. He holds B. Commerce and B. Commerce Honours degrees, respectively, from the University of Pretoria and the University of South Africa. Mr. van Staden, took over from Dr. Lynsey Sherry, who had been the Chief Financial Officer since November 2020. Mr. van Staden was appointed Chief Financial Officer effective January 1, 2024.

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On September 5, 2023 Fury announced that it had appointed Ms. Isabelle Cadieux as an Independent Director, effective immediately. Ms. Cadieux, a professional geologist, brings more than 30 years of experience in mineral exploration and financing in the mining sector. She last held the position of Managing Director, Investment at SIDEX, a Québec institutional fund that finances exploration companies, including Fury, and continues to hold shares in Fury, where she served from 2001 until 2023. She holds an M.Sc. in Mineral Exploration (MINEX) from McGill University and a B.Sc. in Geology from the University of Ottawa. Ms. Cadieux acted as President of the Ordre des géologues du Québec (OGQ) in 2008, sat on the Board of Directors from 2005 to 2010, and was Director of the Canadian Council of Professional Geoscientists from 2007 to 2011 where she represented the OGQ. From 2011 to 2016, she was a member of the Executive Committee of the UQAT-UQAM Chair in Mining Entrepreneurship. Throughout her career, she has been involved in various sector-related organizations, among others the Québec Mineral Exploration Association (AEMQ), the Canadian Institute of Mines and Metallurgy (CIM), Minalliance and Mine d’Avenir.

2023 Financings

In March 2023, the Company closed a bought-deal private placement (the “March 2023 Offering”) of 6,076,500 Common Shares of the Company that qualify as “flow-through shares” (the “FT Shares”) at a price of C$1.44 per FT Share for aggregate gross proceeds of approximately $8.750 million. The proceeds from the March 2023 Offering are being used to incur “flow-through mining expenditures” in connection with the exploration of the Company’s Eau Claire and ESJV projects. As at December 31, 2023, the Company had approximately $544,000 available to incur flow-through mining expenditures before December 31, 2024.

Corporate developments

On October 12, 2023, the Company filed a short form base shelf prospectus (the "Shelf Prospectus") with the securities commissions or similar regulatory authorities in all of the provinces and territories of Canada and has filed a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission. As a result of the completion of these filings, the Company is permitted to publicly offer up to $75 million of common shares, subscription receipts, warrants, and units or any combination thereof to investors in Canada and the United States during the 25-month period from October 12, 2023, that the Shelf Prospectus is effective.

Effective February 29, 2024, the Company acquired Newmont’s 49.978% interest in Eleonore South (the “Eleonore South Project”) and now has 100% ownership.

BUSINESS DESCRIPTION

General

Fury Gold Mines is a Canadian-focused high-grade gold exploration company strategically positioned in two prolific mining regions: the Eeyou Istchee James Bay Region of Quebec and the Kitikmeot Region in Nunavut. Fury Gold has a portfolio of mineral properties of which only two are considered material at this time: the Eau Claire property located in the Eeyou Istchee James Bay Region of Northern Quebec (the “Eau Claire Project”), and the Committee Bay gold project located in the Kitikmeot Region of Nunavut (the “Committee Bay Project”). The Eleonore South Joint Venture (“Eleonore South Joint Venture”), of which Fury Gold was the operator and held a 50.022% equity interest, as at December 31, 2023, is one of the more prolific targets for discovery. Effective February 29, 2024, Fury consolidated its interest at the Eleonore South Gold Project (now referred to as “Eleonore South Project”) to 100% ownership.

Since 2016, the Company has been actively exploring its mineral projects with the goal of identifying new areas of significant mineralization. As discussed in Committee Bay Project and Eau Claire Project sections below, the majority of this work has taken place away from the known deposit areas in the form of regional exploration and prospect drilling at satellite targets. Though this work has yet to lead to the discovery of any new material mineral deposits, it has strengthened the Company’s understanding of the geological systems and provided new evidence with respect to the projects’ continued perspectivity. The Company expects to continue its exploration on the Eau Claire Project through 2024 as discussed above under the heading “General Development of the Business – Recent Developments”.

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The Company has not yet determined whether any of its mineral property interests contain economically recoverable mineral reserves. The Company’s continuing operations and the underlying value of the Company’s mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration of its mineral property interests, obtaining the necessary mining permits, and on future profitable production or the proceeds from the disposition of the exploration and evaluation assets. See “Risk Factors” for further information.

Specialized Skill and Knowledge

Most aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, mining, metallurgy, engineering, environment issues, permitting, social issues, capital markets, financing and accounting. While competition in the resource mining industry can make it difficult to locate and retain competent employees in such fields, the Company has been successful in finding and retaining personnel for the majority of its key processes. See “Risk Factors – Specialized Skill and Knowledge”.

In addition, Fury Gold’s technical and management teams have a track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Fury Gold conducts itself to the highest standards of corporate governance and sustainability.

Competitive Conditions

The mineral exploration industry is competitive and Fury Gold will be required to compete for the acquisition of project opportunities. As a result of this competition Fury Gold may not be able to acquire or retain prospective mineral projects, technical experts that can find, develop and mine such mineral properties and interests, workers to operate its mineral properties, and capital to finance exploration, development and future operations. The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral property interests, the recruitment and retention of qualified employees and for necessary investment capital with which to fund its operations and projects. See “Risk Factors – Competitive Conditions”.

Cyclical and Seasonal

The Company’s mineral exploration activities may be subject to seasonality due to adverse weather conditions affecting exploration including, without limitation, incremental weather, frozen ground and restricted access due to snow, ice or other weather-related factors. Further, the mining business, and particularly the precious metals industry, including the gold industry, is subject to metal price cycles. Moreover, the mining and mineral exploration business is subject to global economic cycles effecting, among other things, the marketability and price of gold products in the global marketplace. See “Risk Factors – Commodity Price Fluctuations and Cycles”.

Intangible Properties

The Company’s intangible property, including its mineral and surface rights, is described elsewhere in this AIF. The Company’s business is not materially affected by intangibles such as business or commercial licenses, patents and trademarks or other intellectual property.

Environmental Protection

Exploration activities are subject to numerous and often stringent environmental laws and regulations. Compliance with such laws and regulations increases the costs of and delays planning, designing, drilling and developing the Company’s properties. To the best of management’s knowledge, the Company is in compliance in all material respects with all environmental laws and regulations applicable to its exploration and drilling activities. Fury Gold is committed to meeting or surpassing all applicable environmental legislation, regulations, permit and license requirements, and to continuously improving its environmental performance and practices. The Company embraces safe, socially and environmentally responsible and sustainable work practices during all activities. Fury Gold seeks to utilize innovative technologies and techniques to reduce its environmental footprint across all of the Company’s projects. This includes awarding drill contracts to an EcoLogo certified contractor at Eau Claire, the use of Rotary Air Blast (RAB) drilling at the Committee Bay Project, which reduces water usage, footprint and time on the ground, and the use of drone imagery to allow targeted ground-based follow up of outcrop. Current costs associated with compliance are considered to be normal. See “Risk Factors – Environmental Regulatory, Health & Safety Risks and “Risk Factors – Environmental Protection”.

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Employees

As at December 31, 2023, the Company had approximately 10 equivalent full-time employees located primarily in Canada. The Company shares certain technical and administrative functions provided by Vancouver-based Universal Mineral Services Ltd on a full-cost recovery basis (See “Interest of Management on Material Transactions-Agreement with Universal Mineral Services Ltd.). The Company also relies on consultants and contractors to carry on many of its business activities and, in particular, to supervise and carry out mineral exploration and drilling on its mineral properties. No management functions of Fury Gold are performed to any substantial degree by a person other than the directors or executive officers of Fury Gold.

Social and Environmental Policies

Building and maintaining good corporate citizenship is an important component of Fury Gold’s business practices. The Company has adopted several social and environmental policies and codes of conduct that are essential to its operations. The Company’s operating practices are governed by the principles set out in its Code of Business Conduct and Ethics, Gender Diversity Policy, Insider Trading Policy, Disclosure Policy and Whistle-Blower Policy.

Fury Gold endeavours to contribute to the communities in which it operates by focusing on activities that can make a meaningful, positive and lasting difference to the lives of those affected by its presence. Fury Gold prioritizes creating mutually beneficial and long-term partnerships with the communities where it operates, respecting their interests as our own. Fury Gold establishes constructive local partnerships to contribute to local priorities and interests and to have communities benefit both socially and economically from its activities. The Company seeks opportunities to maximize employment and procurement for local communities through the provision of suitable training opportunities and resources.

Fury Gold endeavours to engage in open and transparent dialogue with governments, local communities, Indigenous peoples, organizations and individuals on the basis of respect, fairness and meaningful consultation and participation.

Further information regarding Fury Gold’s corporate governance policies and charters can be found on its website at www.furygoldmines.com/corporate/corporate-governance.

Indigenous and Local Community Engagement

Fury Gold respects and engages meaningfully with Indigenous and local communities at all of its operations. The Company is committed to working constructively with local communities, government agencies and Indigenous groups to ensure that exploration work is conducted in a culturally and environmentally sensitive manner. The Company’s engagement with Indigenous and local communities is governed by the principles set out in its Indigenous and Community Relations Committee Charter. Moreover, Fury Gold is committed to:

•	sharing information about its projects and operations, providing meaningful opportunities for input and dialogue and involving local and Indigenous communities in archaeological work, environmental assessments and related studies;

•	making meaningful efforts to reach agreements with local and Indigenous groups on the preferred method of participation and engagement processes;

•	exploring opportunities for local and Indigenous communities to benefit from its projects and activities, which may include employment, contracting, training, community benefits and agreements, as appropriate to the type and stage of activity being undertaken; and

•	engaging in candid and respectful dialogue with a view to resolving or minimizing any disagreements and ensuring full communication in respect of any unresolved issues.

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Fury Gold is committed to responsible mineral exploration. The Company values forging strong, durable, and respectful relationships with the Indigenous communities in which it operates. During 2021, employees and the board of directors took part in a multi-module accredited in-house learning program to facilitate the building of Indigenous cultural competency.

During the year ended December 31, 2023, the Company continued to work through its Ecologo certification for mineral exploration. Ecologo is the first comprehensive certification for mineral exploration companies and their service providers that features third-party certification of environmental, social and economic practices in Quebec. Additionally, during the first quarter of 2022, the Company undertook a qualitative environmental, social and governance (“ESG”) assessment with Digbee, a technology company which provides qualitative assessment tools to mining companies to track their ESG achievements. Fury Gold received an overall score of BB with a range of CC to A broken down into a corporate score of BB with a range of B to A and a project score of BB with a range of CC to A for both the Eau Claire and Committee Bay projects. These results are considered strong for an exploration company and the Company is continually evaluating and implementing initiatives to improve future scores. Fury Gold is conducting a second annual Digbee ESG Certification in 2024, that continues to validate the Company’s existing ESG engagement and strategy  In May 2023, the Company’s subsidiary Eastmain entered into a Services Agreement with Stajune Ventures Inc, a business entity of the Cree Nation of Eastmain which provided for the local First Nation personnel to provide services to the Summer 2023 exploration activities at the Eau Claire project.

Fury Gold’s Indigenous and Community Relations Committee Charter can be viewed on its website at www.furygoldmines.com/corporate/corporate-governance-1/.

Continuing Operations and COVID-19

There were no material impacts to the Company’s exploration programs or other operations in 2023 arising from COVID-19.  See “Risk Factors – COVID-19 and Other Pandemics”.

THE COMPANY’S MINERAL PROJECTS

Eau Claire Project

The following disclosure relating to the Eau Claire Project (other than the disclosure regarding the 2023 Eau Claire exploration programs) is based on information derived from the NI 43-101 compliant technical report on the Eau Claire Project entitled “Technical Report on the Eau Claire Project, Quebec, Canada” with an effective date of August 30, 2023 (the “Eau Claire Technical Report”). Reference should be made to the full text of the Eau Claire Report, which is available electronically on the SEDAR+ website at www.sedarplus.ca under our SEDAR profile, filed on October 12, 2023, as the Eau Claire Report contains additional assumptions, qualifications, references, reliance and procedures which are not fully described herein. The Eau Claire Report dated August 30, 2023 is the only current NI 43-101 compliant technical report with respect to the Eau Claire Project and supersedes all previous technical reports including a now-superseded preliminary economic assessment of the project. All information of a scientific or technical nature contained below and provided after the date of the Eau Claire Report has been reviewed and approved by David Frappier-Rivard, the Company’s Exploration Manager and a qualified person for the purposes of NI 43-101.

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Property Description and Location

Fury Gold owns a 100%-interest in the Eau Claire Project, host to the Eau Claire gold deposit, one of five known gold deposits in the Eeyou Istchee James Bay region of Québec. The largest of these, Newmont’s Éléonore mine, is located 57 km NNW of the Eau Claire Project.

The Eau Claire Project is located in the Eeyou Istchee James Bay Territory of Northern Quebec, approximately 320 km northwest of the town of Chibougamau and 800 km north of Montreal. The property is accessible, year-round, by the Route du Nord and is located 100 km north of Nemaska, serviced by commercial flights twice per week. The centre of the property is located at approximately 75.78 degrees longitude west and 52.22 degrees latitude north in 1:50,000 scale NTS map sheets 33B04 and 33B05.

Land Tenure

As of the effective date of the Eau Claire Technical Report, the Eau Claire Project consisted a single contiguous block totalling 446 claims covering 23,284 hectares (ha) held by Eastmain Resources Inc. a wholly owned subsidiary of Fury. The claims are in good standing as of the date hereof.

The Eau Claire Project is located north of the 52nd parallel (52ºN) and as such is subject to the provisions of the James Bay and Northern Quebec Agreement (1975), and the Paix des Braves Agreement (2002). The Eau Claire Project falls within the Eeyou Istchee Territory of the Eastmain Cree First Nation, including trap line VC36 held by Dr. Ted Moses as the Cree Tallyman, and on Category III lands, as established under the James Bay and Northern Quebec Agreement.

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The figure below presents property location and claims comprising the Eau Claire Deposit:

Existing Infrastructure

There is no permanent infrastructure on the Eau Claire Project.  Fury maintains a 40 person camp for seasonal use to support exploration activities on the Eau Claire Project.  The Eau Claire Project benefits from nearby Hydro Quebec infrastructure which allows for the project to be road accessible. Hydro power lines are present within 5km of the Eau Claire deposit.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

As of the effective date of the Eau Claire Technical Report, the Project consisted of a single contiguous block totalling 446 claims covering 23,284 hectares (ha) held by Eastmain Resources Inc., a wholly owned subsidiary of Fury. The claims are in good standing as of the date hereof.

The Project is located north of the 52nd parallel (52ºN) and as such is subject to the provisions of the James Bay and Northern Quebec Agreement (1975), and the Paix des Braves Agreement (2002). The Project falls within the Eeyou Istchee Territory of the Eastmain Cree First Nation, including trap line VC36 held by Dr. Ted Moses as the Cree Tallyman, and on Category III lands, as established under the James Bay and Northern Quebec Agreement.

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There is no permanent infrastructure on the Project. Fury maintains a 40 person camp to support exploration activities on the Project. The Project benefits from nearby Hydro Quebec infrastructure which allows for the project to be road accessible. Hydro power lines are present within 5km of the Eau Claire deposit.

History

Key historical events are:

•	1897: First reconnaissance survey in the area by the Geological Survey of Canada (GSC) (A. P. Low).

•	1942: Mapping of the Eastmain Greenstone Belt by the Geological Survey of Canada (GSC) (Shaw).

•	1966: Eade from the Geological Survey of Canada mapped the area of interest at a 1:1 000 000 scale.

•	1971 and 1972: Canico carried out a “winkie” drilling program (19 holes).

•	1973 to 1977: SEREM and Société de développement de la Baie-James (SDBJ) carried out geochemical surveys, prospecting, rock sampling, airborne and ground geophysics, geological mapping, and diamond drilling.

•	1978: Mapping at the 1:100 000 scale by the Ministère des Richesse Naturelle (MRN) (Franconi)

•	1985 to 1990: Westmin conducted airborne geophysics, soil geochemistry, prospecting, mapping, trenching and drilling (79 DDH, totalling 8,937 metres)

•	1995 to 2001: SOQUEM conducted soil geochemistry, geological mapping, trenching and drilling (54 DDH totalling 19,639 metres)

•	2002 to 2020: Eastmain Resources carried out geochemical and airborne geophysical surveys, geological mapping, prospecting, trenching and drilling. A total 816 diamond drilled holes, totalling 277,410.6 metres, were drilled. In 2018 discovered the Percival prospect where they drilled 13,182.6 metres in 2018 and 2019.

Geology and Mineralization

The Eau Claire Property is located in the La Grande volcanic subprovince (2800 to 2738 Ma), east the Opinaca metasedimentary subprovince (2703 to 2674 Ma) and lies within the Eastmain Greenstone Belt (2752 to 2696 Ma). The Eau Claire gold deposit and the Percival prospect occur within a few kilometres of the Cannard Deformation Zone, a crustal scale structural break and is hosted in the Natel Formation (2739 to 2720 Ma), which is made up of komatiites, komatiitic basalt, massive to pillowed basaltic and andesitic flows of tholeiitic affinity (magnesian tholeiites and iron tholeiites), with interbedded sequences of mudstone, wacke and iron formation. The Eau Claire Property  holds the Eau Claire deposit, the Percival prospect and numerous other known mineral occurrences as shown on Figure 3.

The majority of the gold mineralization identified to date at Eau Claire occurs as stacked late quartz tourmaline veining (VQTL) within interbedded mafic volcanics and volcaniclastic sequences proximal to regional D2 shear zones. Gold mineralization also occurs within altered host rock without veining occurring as centimetre to several metre wide tourmaline-actinolite ± biotite ± calcite replacement zones around vein selvages. A third style of gold mineralization recently identified in silicified breccias and quartz veins hosted in sediments and volcanic rocks proximal to iron formation on the eastern side of the Eau Claire Project. Eau Claire hosts over 12 showings, the most advanced being the Eau Claire deposit and the Percival prospect.

The veining at the Eau Claire deposit forms a crescent-shaped mineralized, surface projected footprint 1.8 kilometres long by more than 100 metres wide, which has been traced to a vertical depth of 900 metres. The deposit is split into two zones referred to the 450 West zone and the 850 West zone. Veins within the 450 West zone typically strike 85 degrees and dip 50 to 65 degrees to the south. Veins within the 850 West zone typically strike 60 degrees and dip subvertically. Mineralization exhibits both stratigraphic and structural controls though is generally defined by a westerly plunging anticline.

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Gold mineralization in the Eau Claire Deposit is structurally controlled and exhibits similar geological, structural and metallogenic characteristics to Archean Greenstone-hosted quartz-carbonate vein (lode) deposits. These deposits are also known as mesothermal, orogenic, lode gold, shear-zone-related quartz- carbonate or gold-only deposits.

Significant gold mineralization was recently identified at the Percival prospect, 14 km to the east of the Eau Claire deposit. Mineralization at Percival has been defined within a 500x100x300m footprint associated with folded sulphidized and silicified breccias and quartz veining in an interbedded volcanic and sedimentary sequence. Fury recognized that the high-grade core of the Percival mineralization, represented by historical drill intercepts of 9.0m of 6.26 g/t gold, 8.5m of 7.13 g/t gold, and 2.0m of 8.47 g/t gold was parallel and slightly offset to magnetic stratigraphic units that define a steep westerly plunging fold hinge. Targeting of the fold hinge geometry has significantly expanded the Percival mineralized footprint with intercepts of up to 13.5m of 8.05 g/t Au, including 3m of 25.8 g/t Au. Exploration historically has focussed on VQTL within mafic volcanic sequences at Eau Claire, the recent identification of the Percival mineralization indicates there is good potential to discover additional mineralization and to add to the resource base within the Eau Claire Project.

Mineral Resources

The Mineral Resources at the Eau Claire Deposit are estimated to be approximately 0.9 Mt of Measured Mineral Resources grading 6.63 g/t Au containing 193,000 ounces gold, Indicated Mineral Resources of 3.39 Mt grading 6.06 g/t Au containing 660,000 ounces gold and 2.38 Mt of inferred Mineral Resources at an average grade of 6.53 g/t Au containing 500,000 ounces gold.

The estimate was carried out using a block model method constrained by wireframe grade-shell models, with Inverse Distance Cubed (ID3) weighting.  To fulfil the resource criteria of “reasonable prospects for eventual economic extraction”, a preliminary pit shell was generated from the open pit model.  Blocks from the open pit model captured within this shell were considered eligible for reporting as open pit resources. Open pit resources were considered from surface to 150m below surface and underground resources were those blocks 150 – 860m below surface.

The 2023 Mineral Resource Estimate (MRE) was prepared using 2019 CIM Best Practice Guidelines for mineral resource estimation. The wireframe grade shell models represent the drilled mineralization and are suitable for use in block model estimations. The Eau Claire deposit meets the criteria of reasonable prospects for eventual economic extraction in the combined open pit and underground portions of the MRE.

There is no mineralization that qualifies as Mineral Reserves on the Eau Claire Project.

Sample Preparation, Analyses and Security

Fury Gold manages its exploration samples from their collection points. For drilling, the foreman or driller transports drill core in closed and secured core boxes from the drill to the onsite core-logging facility, where they are received by a geologist or a geological technician. The core boxes are arranged in numerical order, opened, measured and inspected for any drill site numbering or measurement discrepancies. Prior to storage, boxes are tagged with aluminum labels.

Samples are systematically hand oriented in the core box by reference to rock foliation and end matched where possible before being marked for cutting.

While core is logged, mineralized sections are described, measured and marked for sampling with assay tags placed at the end of each sample. A technician selects the interval and saws it in half lengthwise along the core axis perpendicular to core foliation. Core is replaced in position in the core box with the ‘top’ half of the sawn sample interval placed in a plastic sample bag along with a copy of the assay tag. The sample bag is sealed with a plastic tie. The remaining half-core interval is left in the core box and stored as a permanent record or for further sampling and review.

- A-23 -

Individual core samples were placed in rice bags which were sealed using uniquely numbered zip ties. Completed sample shipments for the Extension Program in 2020 and early 2021 and all 2022 drilling were sent to ALS Lab in Val d’Or, QC (ISO/IEC 17025:2017 and ISO 9001:2015 accredited facility) for preparation and analysis.

Each sample batch is logged into a master manifest listing the sample shipment and a sample shipping list is attached to the first bag of the shipment. At every staging point from camp to the final destination, all parties handling the samples are required to confirm that the number of physical samples received in sample transport sign-off.

Sampling, Analysis and Data Verification

Fury Gold has adapted the historical Analytical Quality Assurance Program at Eau Claire to control and assure the analytical quality of assays. This protocol includes the systematic addition of blank samples and certified standards to each batch of samples sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories, while certified standards determine the analytical accuracy and precision of the laboratory procedure. Generally, check sample inserts approximate 10% of sample flow from project sites.

Pulp (inline split of 100-150 g) and coarse reject (inline split of 250-500 g) lab duplicates are also acquired by the primary lab at a rate of 2 each per hundred samples submitted and shipped to a second independent lab for further sample QA/QC.

Sample shipments from the exploration program in 2021 were sent to Actlabs in Val d’Or, QC for preparation and then to Actlabs in Thunder Bay, ON for analysis. All samples are assayed using 50 g nominal weight fire assay with atomic absorption finish (1A2B-50) and multi-element four acid digest ICP-AES/ICP-MS method (1F2). Where 1A2B-50 results were greater than 5 ppm Au the assay were repeated with 50 g nominal weight fire assay with gravimetric finish (1A3-50). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good.

Analytical samples for the Extension Program from March 2021 through to October 2021 were sent to Bureau Veritas (BV) lab in Timmins, ON (ISO/IEC 17025 accredited facility) for preparation and analysis. Preparation included crashing core sample to 90% < 2mm and pulverizing 1000g of crushed material to better than 85% < 75 microns. All samples are assayed using 50 g nominal weight fire assay with atomic absorption finish (BV code FA450) and multi-element four acid digest ICP-AES/ICP-MS method (BV code MA200). Where FA450 results are greater than 5 ppm Au the assay is repeated with 50 g nominal weight fire assay with gravimetric finish (FA550-Au). QA/QC programs using internal and lab standard and blank samples, field and lab duplicates and re-assay indicate good overall accuracy and precision.

The Company’s main assay contractor for the Eau Claire Project is ALS Chemex. Once received by ALS, samples were weighed, dried and finely crushed to better than 90% passing 2 mm (Tyler 10 mesh). A split of 1,000 grams was taken using a riffle splitter and pulverized to better than 85% passing a 75 micron (Tyler 200 mesh) screen (package PREP-31B).

All samples were initially assayed for gold using a conventional fire assay procedure with and inductively coupled plasma – atomic absorption spectroscopy (ICP-AAS) finish on 50-gram sub-samples (package code Au-AA24). The detection limits of this method are 0.005 to 10 parts per million gold (ppm Au). Samples containing more than 5 ppm Au are re-assayed using a second 50-gram aliquot by fire assay with a gravimetric finish (package code Au-GRA22). The detection limits of this method are 0.05 to 10,000 ppm Au.

All samples are also analyzed for a suite of 47 trace elements using inductively coupled plasma (ICP) methods. The element suite includes, among others; silver, bismuth, copper, cadmium, cobalt, lead, nickel, zinc, arsenic, antimony, manganese, molybdenum, tellurium, vanadium and barium. Base metal concentrations that exceed detection limits (usually > 1%) and silver are re-analyzed via dilution and re-analyzed by inductively coupled plasma-mass spectrometry (ICP-MS). Results were corrected for spectral inter-element interference.

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Mineral Processing and Metallurgical Testing

In 2010, Eastmain contracted the services of SGS Mineral Services (Lakefield Research) (“SGS”) to evaluate the mineralized material characteristics through mineralogy, chemical analyses and comminution testing, and to explore several processing avenues for the purpose of establishing a preliminary gold recovery flowsheet.

Four vein composites representing the P, JQ, R, and S veins (the “Vein Composites”) and one master composite (an equally weighted blend of the four vein composites) (the “Master Composite”) were subjected to mineralization characterization, metallurgical and environmental testing. These composites were prepared from assay reject material in freezer storage at SGS from analytical work completed in 2008.

The SGS test work completed on the Master Composite and Vein Composites samples indicated the following:

•	Gravity separation will generate significant gold recovery in an industrial setting. Gold recoveries ranged from 30% to 45% in the master composite and up to 74% from the S Vein composite.

•	Flotation of the Master Composite gravity separation tailings, at grind sizes ranging from 121 to 65 μm, resulted in excellent gold recovery for all of the tests conducted. Approximately 94% gold recovery was achieved at a P80 of 121μm while ~96% was achieved at P80 = 65 μm.

•	Gold recovery by gravity separation plus flotation ranged from 92% to 97% in the variability tests completed for the Vein Composites.

•	Cyanide leaching of gravity separation tailing yielded an excellent gold response in all tests completed with approximately 95.7% of the gold being recovered in the gravity plus cyanidation flowsheet at 121 μm for the Master Composite. Gold recoveries ranged from 95.6% from the R vein composite to 98.2% from the S vein composite.

•	Flotation concentrate cyanidation yielded a unit gold extraction of 98.3% at a grind size of 121 μm. Overall circuit gravity separation followed by flotation concentrate cyanidation yielded a gold extraction of 92.8%.

•	The acid-base accounting and net acid generation tests completed on the various feed and tailing streams generated in the program clearly indicate that the samples will not generate acid mine drainage.

Supplemental test work completed in 2017 by SGS returned gold grades of 6.56 g/t Au, 0.08 g/t Au, and 4.98 g/t Au, were reported for the ore sample, hanging wall-footwall sample, and the master composite, respectively. Gold recovery by gravity separation followed by gravity tailing cyanidation yielded results that compared very well to parallel test work completed in 2010. Gold recovery from the 2010 Master Composite (at a 14.8 g/t Au head grade) was 95.7% with a final tailing grade of 0.66 g/t Au. In 2017, overall gold recovery from a head grade of 4.85 g/t Au was approximately 96%, with a final tailings grade of approximately 0.20 g/t Au.

Gravity concentration followed by direct cyanidation yielded results superior to the gravity-flotation alternative in the 2017 program. Fine grinding yielded improved gold extraction; further test work should allow optimization of grind size. The gravity and cyanidation test work results indicate that an overall gold recovery of 95% should be attainable. Bond ball mill index measurements reported by SGS yielded values of approximately 11.0 kWh/t indicating a soft material. Grinding costs should be low if the samples tested are representative.

2023 Mineral Resource Estimate

Eau Claire Deposit Mineral Resource Estimate as of August 30, 2023

Mineral Resource Estimate (effective February August 30, 2023)(1-7)

Category	Tonnes	(g/t Au)	Contained Au (oz)
Measured	906,000	6.63	193,000
Indicated	3,388,000	6.06	660,000
Total Measured & Indicated	4,294,000	6.18	853,000
Inferred	2,382,000	6.53	500,000

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Open Pit and Underground Mineral Resources (effective August 30, 2023)(1-7)

	Open Pit (surface to 150 m)			Underground (150 m – 860 m)
Category	Tonnes	(g/t Au)	Contained Au (oz)	Tonnes	(g/t Au)	Contained Au (oz)
Measured	574,000	6.66	123,000	332,000	6.56	70,000
Indicated	636,000	5.13	105,000	2,752,000	6.27	555,000
Measured & Indicated	1,210,000	5.86	228,000	3,084,000	6.30	625,000
Inferred	43,000	5.06	7,000	2,339,000	6.56	493,000

        Notes:

1.	The classification of the current Mineral Resource Estimate into Measured, Indicated and Inferred is consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves.
2.	All figures are rounded to reflect the relative accuracy of the estimate.
3.	All Resources are presented undiluted and in situ, constrained by 3D wireframe models (the constraining volumes), and are considered to have reasonable prospects for eventual economic extraction.
4.	Mineral resources which are not mineral reserves do not have demonstrated economic viability. An Inferred Mineral Resource has a lower level of confidence than that applying to a Measured and Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that most of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.
5.	Open pit Mineral Resources are reported at a base case cut-off grade of 0.5 g/t Au within a conceptual pit shell and underground Mineral Resources are reported at a cut-off grade of 2.5 g/t Au outside the conceptual pit shell. Cut-off grades are based on a gold price of US$1,250 per ounce, a foreign exchange rate of US$0.80 and a gold recovery of 95%.
6.	The results from pit optimization are used solely for the purpose of testing the “reasonable prospects for eventual economic extraction” by an open pit and do not represent an attempt to estimate mineral reserves. There are no mineral reserves on the Property. The results are used as a guide to assist in the preparation of a Mineral Resource statement and to select an appropriate resource reporting cut-off grade.
7.	There is no certainty that all or any part of the Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. There is no other relevant data or information available that is necessary to make the technical report understandable and not misleading.

Conclusions

Drilling to 2018 at the Eau Claire deposit has outlined mineralization with three-dimensional continuity, and size and grades that can potentially be extracted economically.  Project geologists have a good understanding of the regional, local, and deposit geology and controls on mineralization.  The geological models are reasonable and plausible interpretations of the drill results.

There has been no new drilling in the immediate area of those resources last calculated in 2018, and the relationship between the long-term average metal price and operating cost assumptions have been taken into account by Mr Dupéré arriving at his 2023 mineral resource estimate.

Mineral Resources for the Eau Claire deposit were estimated assuming combined open pit and underground mining methods.  At cut-off grades of 0.5 g/t Au for open pit and 2.5 g/t Au for underground, Measured Mineral Resources are estimated to total 0.9 Mt at an average grade of 6.63 g/t Au containing 193,000 ounces gold.  At the same cut-off grades, Indicated Mineral Resources are estimated to total 3.39 Mt at an average grade of 6.06 g/t Au containing 660,000 ounces gold.  At the same cut-off grades, Inferred Mineral Resources are estimated to total 2.38 Mt at an average grade of 6.53 g/t Au containing 500,000 ounces gold. The open pit resources were constrained by a preliminary pit shell generated in Whittle software from surface to 150m below surface.  Underground resources are reported at the high cut-off grade outside of the pit shell from 150 to 860m below surface.

The limited metallurgical testwork conducted so far suggests that the gold can be recovered by conventional means, such as a combination of gravity followed by cyanide leaching of the concentrate.  Additional metallurgical testwork will be warranted if further exploration increases the size of the resource.

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In 2018, significant gold mineralization was identified at the Percival prospect located 14 kilometres (km) to the east of the Eau Claire deposit. The Eau Claire deposit, the Percival prospect and various other mineral occurrences, displayed on Figure 3, are all located within the Eau Claire Property, also referred to as the Eau Claire Project. Gold mineralization at Percival has been defined within a 500x100x300m footprint within folded sulphidized and silicified breccias and quartz veining in an interbedded volcanic and sedimentary sequence. Fury recognized that the high-grade core of the Percival mineralization, represented by historical drill intercepts of 9.0m of 6.26 g/t gold, 8.5m of 7.13 g/t gold, and 2.0m of 8.47 g/t gold was parallel and slightly offset to magnetic stratigraphic units that define a steep westerly plunging fold hinge. Targeting of the fold hinge geometry has significantly expanded the Percival mineralized footprint with intercepts of up to 13.5m of 8.05 g/t Au, including 3m of 25.8 g/t Au. Exploration historically has focussed on Quartz-tourmaline veins (VQTL) within mafic volcanic sequences at Eau Claire, the recent identification of the Percival mineralization indicates there is good potential to discover additional mineralization and to add to the resource base within the Eau Claire Project.

Recommendations

The following summarizes the work programs recommended by the authors of the 2023 Technical Report for the Eau Claire Project.

Future exploration efforts should continue to focus on the Eau Claire deposit and Percival prospect styles of mineralization identified to date as it has been shown these can host significant gold grades over width. The recommended Phase 1 work program consists of a regional portion focussed on refining known gold occurrences within the Project and attempting to define new prospects in areas with favourable geological and structural settings. In addition to the regional program a drill program focussed on the Eau Claire deposit to tie in the mineralization identified 450m with the aim of updating the current mineral resource would be completed. Additional drilling would focus on the Percival prospect and other nearby geochemical anomalies to determine the continuity and scale of gold mineralization.

The Phase 1 program is anticipated to include collection of 15,000 infill till and biogeochemical samples and 30,000 m of Diamond drilling, 20,000m at the Eau Claire deposit and 10,000m at Percival. The Phase 1 program is estimated to cost approximately $13.5 million. The estimated costs of the recommended work program are derived from Mr. Frappier-Rivard’s extensive knowledge of working in Northern Quebec gained over the past 20 years with upward adjustment for the current supply and labour markets.

The Phase 2 exploration program will continue to be drill intensive. An additional 20,000 – 30,000m of diamond drilling should be completed at the Eau Claire deposit to explore the down dip potential of the limb mineralization as well as tying in the newly identified mineralization at the Gap zone and to the east of the defined resource with the ongoing goal of continuing to update the Mineral Resource Estimate. An additional 20,000m of drilling should be allocated to regional targets defined from the Phase 1 program. The Phase 2 program is estimated to cost between $18 and $22.5 million, as set forth in the table below:(Table 18).

Recommended Work Programs

Phase 1
Type	Details	Cost Estimate (C$)
Labour	Staff Wages, Technical and Support Contractors	1,750,000
Assaying	Sampling and Analytical	750,000
Drilling	Diamond Drilling (30,000m at $175/m)	5,250,000
Till Sampling	Detailed sampling program	1,500,000
Land Management	Consultants. Assessment Filing, Claim maintenance	750,000
Community Relations	Community Tours, Outreach	75,000
Information Technology	Remote site communications and IT	35,000
Safety	Equipment, Training and Supplies	75,000
Expediting	Expediting	150,000
Camp Costs	Equipment, Maintenance, Food, Supplies	250,000
Freight and Transportation	Freight, Travel, Helicopter	450,000
Fuel		1,200,000
General and Administration		100,000
Sub-total		12,335,000
Contingency (10%)		1,233,500
Total		13,568,500

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Phase 2
Type	Details	Cost Estimate (C$)
Labour	Staff Wages, Technical and Support Contractors	2,250,000
Drilling	Diamond Drilling (40,000 - 50,000m)	7,875,000
Assaying	Sampling and Analytical	1,000,000
Community Relations	Community Tours, Outreach	100,000
Information Technology	Remote site communications and IT	100,000
Safety	Equipment, Training and Supplies	125,000
Expediting	Expediting	250,000
Camp Costs	Equipment, Maintenance, Food, Supplies	750,000
Freight and Transportation	Fright, Travel, Helicopter	1,950,000
Fuel		3,000,000
General and Administration		500,000
Sub-total		17,900,000
Contingency (10%)		1,790,000
Total		19,690,000

2021 - 2023 Eau Claire Exploration Program

From 2020 through to 2022, Fury completed a total of 79 diamond drill holes for approximately 52,960m on the Eau Claire Project.  The drill program consisted of i) an extension phase focused on extensions to the known vein corridors along strike from the Eau Claire resource (“Extension Program”); ii) an exploration phase designed to test targets along the 4.5km long deposit trend (“Exploration Program”) and iii) an exploration phase of drilling designed to test targets at the Percival prospect 14km east of the Eau Claire Deposit.

The focus of the 2022 exploration campaign has been on the Exploration and Regional Programs, with an emphasis on extending the resource within the Western Hinge Target as well as along the southeast margin of the Eau Claire deposit, and drill testing the Percival target.  The Company completed its 2022 drilling program in October 2022, drilling 28 holes, approximately 17,700m, exceeding the original planned drilling program of 15,000m. Overall, the Company drilled approximately 52,700m during 2021 and 2022, compared to a target of 50,000m due to certain efficiencies achieved. Additionally, during the third quarter of 2022, the Company completed a soil sampling surveys on three grids targeting five priority regional exploration targets within the adjacent Lac Clarkie property.

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The Expansion Program at the Eau Claire deposit targets the southeast margin of the existing inferred mineral resource, which is currently defined by 204,000 ounces (“oz”) at 11.81 grams per tonne (“g/t”) Au (using a 2.5 g/t Au cut-off grade). This drill program is designed to connect isolated defined resource blocks as well as to expand the resource to the east. Results from the four holes completed in the second quarter of 2022 were released on August 3, 2022 including 4.43 g/t Au over 1.43m and 4.60 g/t Au over 1.25m, with hole 22EC-048 exhibiting four zones of high grade and broad widths of more moderate grade, including 3.50m of 4.79 g/t gold, 1.00m of 14.19 g/t gold, 3.50m of 5.86 g/t gold, 1.00m of 20.6 g/t gold and 17.50m of 1.29 g/t Au.

On January 23, 2023, the Company released results for the final hole completed at the Hinge Target in 2022.  Drill hole 22EC-059 was drilled oblique to all other drilling at the Hinge Target (at an angle of 150 degrees) and provides confirmation of the current geological interpretation. The hole intercepted eight zones of gold mineralization across 350m drilled width including 1.50m of 22.77 g/t gold, 1.50m of 15.30 g/t gold and 1.50m of 6.46 g/t gold. These intercepts extend the gold mineralization and represent a 100m offset to the west and a 150m vertical offset of the defined shallow 850 Zone within the Hinge Target. Notably, the reported intercept of 1.50m of 22.77 g/t gold at a downhole depth of 181.5m, approximately 155m below surface, is one of the shallowest high-grade intercepts to date within the Hinge Target zone.

The exploration drilling program along the Eau Claire deposit trend continues to demonstrate the potential to significantly expand the Eau Claire deposit to the west. The focus during 2022 has been on the Western Hinge, and Gap Zone as well as along the north limb of the anticline. All exploration targets within the Deposit Trend have the potential to significantly expand the Eau Claire mineralized footprint. To date the footprint of gold mineralization has been increased by over 455m or 25% at the Hinge Target alone and remains open to further expansion to the West. The eleven holes drilled into the Hinge Target have had a hit rate of nearly 55% above the Eau Claire underground measured and indicated resource grade of 6.3 g/t gold and over 80% above the underground cut-off grade of 2.5 g/t gold.

In April 2023, Fury Gold commenced a drilling program at the Eau Claire Deposit, comprising of 10,000m to 15,000m with the goals of i) continuing expansion of the high-grade Eau Claire resource; ii) following up on the 2022 success at the Percival Prospect 14 kilometres (km) to the east of Eau Claire; and iii) advancing several early-stage exploration targets along the Cannard Deformation Zone to the drill ready stage. Results from the first three 2023 core holes at the Hinge Target located immediately west of the Eau Claire Deposit included 5m of 3.6 g/t gold, 6.0m of 2.77 g/t Au and 1.0m of 10.35 g/t Au. Additional drill intercepts released on October 3, 2023 including 3.5m of 5.73 g/t gold and 11.27 g/t Tellurium and 7.43g/t gold over 2.5m within a broader interval of 4.65g/t gold and 8.72 g/t Tellurium over 4.5m. Final results from the 12,000m 2023 drilling program at the Hinge Target , part of the high-grade Eau Claire Project, were released on February 6, 2024. Highlights from these last five drill holes include 17.62 g/t gold over 3.50m, including 29.80 g/t gold over 2m, and 22.20 g/t gold over 0.50m.

During the last quarter of 2023, the Company completed an 18,800m drill program at Eau Claire, exceeding the original 15,000m of planned drilling for the year.

Regional Exploration:

The Percival prospect, located 14km east of the Eau Claire deposit, is currently represented by a 500m by 100m mineralized footprint hosted within folded sulphidized and silicified breccias in an interbedded volcanic and sedimentary sequence. Previous geochemical surveys did not image the shallow gold mineralization represented by historical drill intercepts of 93.1m of 2.22 g/t Au, 9.0m of 6.26 g/t Au, 8.5m of 7.13 g/t Au and 2.0m of 8.47 g/t Au. An orientation survey, conducted in 2020, was able to successfully detect the gold mineralization at Percival through biogeochemistry sampling. In 2021 a biogeochemical survey covering 6.5km of prospective stratigraphy along the Percival trend identified 15 discrete gold and pathfinder anomalies(+/- As, Pb, Zn). Two of these anomalies were previously known prospects, Percival and Carodoc, the remaining 13 anomalies are new occurrences of gold and associated pathfinder mineralization.

A 28.89 line-km Induced Polarization ground geophysical survey completed along the Percival trend covered 8 of the 15 identified biogeochemical anomalies mentioned above. The survey identified discrete resistivity anomalies within a highly chargeable package of rocks.  The resistivity anomalies fingerprint the sulphide-rich silica breccia gold-bearing bodies at Percival.

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Targeting at Percival has significantly advanced recently with the completion of the Induced Polarization ground geophysical survey as well as a biogeochemical survey covering 6.5km of the Percival trend. The higher-grade Percival mineralization is sub-parallel to magnetic stratigraphic units that define a steeply plunging fold geometry.  Based on the advancement in targeting at Percival the Company commenced an initial drilling program in late Q2 2022. Three holes targeted the parallel hinge 500m to the east of Percival proper for a total of 2,052m. A further five holes were completed to test extensions of the historical gold mineralization at Percival proper for a total of 2,667m. The results from the 2022 Regional Exploration diamond drilling program confirm that the high-grade core of the Percival mineralization plunges steeply to the west and remains open in all directions. Highlights included an 85m step out from historical high-grade mineralization which intercepted 13.5m of 8.05 g/t Au, (including 3.00m of 25.8 g/t Au) in drill hole 22KP-008 and a 150m step out which intercepted 7.5m of 4.38 g/t Au, (including 3m of 8.7 g/t Au, and 3m of 5.5 g/t Au) in drill hole 22KP-005.

On February 13, 2023, the Company announced results from a soil sampling program testing five priority regional targets. The survey defined a total of eight gold targets, six of which lie along the Cannard Deformation Zone which hosts numerous gold occurrences along its >100km mapped extent including Fury’s Eau Claire Deposit and Percival Prospect. Results of up to 85 parts per billion (ppb) gold and 590ppb silver were returned from the 2,529 samples collected. A total of 62 samples returned values above 50ppb gold, background values in gold as defined by the 50th percentile are 1ppb gold. Ninety-two samples returned results above 100ppb silver, background value of silver from the survey as defined by the 50th percentile of 20ppb silver.

On November 6, 2023, the Company announced results for the first five 2023 core drill holes from the Percival Main prospect, located 14 kilometers (km) east of the high-grade Eau Claire Project. Drill hole 23KP-015 targeted a 70 meter (m) step out from the 2022 drilling on the eastern flank of the known Percival Main mineralization and intercepted 279 g/t Au over 1.5m, 5.0m of 2.68 g/t gold and 7.5m of 2.31 g/t gold. Drill hole 23KP-015 is on the eastern most section completed to date at Percival Main which remains open in all directions. Three drill holes targeted the westerly continuation of the high-grade intercept reported from drill hole 22KP-008. These drill holes intercepted 22.5m of 0.52 g/t gold from 23KP-009; 19.5m of 0.66 g/t gold from 23KP-010 and; 52.5m of 0.34 g/t gold from 23KP-011. Results from a single hole testing the easterly continuation of the same 2022 intercept encountered additional broad zones of mineralization including 48.5m of 0.86 g/t gold, 16.5m of 1.42 g/t gold, including 11.55 g/t gold over 1.5m, and 14m of 1.09 g/t gold from 23KP-012.

Committee Bay Project

The following disclosure relating to the Committee Bay Project is based on information derived from the NI 43-101 compliant technical report entitled “Technical Report on the Committee Bay Project, Nunavut Territory, Canada” dated September 11, 2023, prepared by Bryan Atkinson, P.Geo. as Senior Vice President Exploration of Fury Gold Mines and Andrew Turner, P.Geol., principal at APEX Geoscience Ltd., (the “Committee Bay Report”). Reference should be made to the full text of the Committee Bay Report, which is available electronically under the Company’s profile page on SEDAR+ at www.sedarplus.ca, as the Committee Bay Report contains additional assumptions, qualifications, references, reliances and procedures which are not fully described herein. The Committee Bay Report is the only current NI 43-101 compliant technical report with respect to the Committee Bay Project and supersedes all previous technical reports.

Description and Location

The Committee Bay Project is located in the eastern part of the Kitikmeot Region of Nunavut, approximately 430 km northwest of the town of Rankin Inlet, Nunavut. The Project is accessible by air, either from Rankin Inlet or Baker Lake, Nunavut. Rankin Inlet and Baker Lake are serviced seasonally by barge and ship. The hamlets of Rankin Inlet, Baker Lake, Naujaat, Gjoa Haven, Taloyoak, and Kugaaruk are accessible by scheduled commercial flights.

The Committee Bay Project consists of 57 Crown Leases and 154 mineral claims in six non-contiguous blocks totaling approximately 254,933.10 ha.

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The figure below presents property location and claims comprising the Committee Bay project:

Access, Climate, Local Resources, Infrastructure and Physiography

The Committee Bay Project is accessed via fixed wing charter primarily through a 914 m, graded, esker airstrip at  Hayes Camp, a permitted, seasonally prepared 1,580 m winter ice airstrip, which is constructed on the adjacent Sandspit Lake, or a 320m tundra airstrip at the Bullion Camp.

The Committee Bay Project is located in the Wager Bay Plateau Ecoregion of the Northern Arctic Ecozone (Marshall and Schutt, 1999). This ecoregion is classified as having a low arctic ecoclimate. Summers are short and cold, with mean daily temperatures above freezing only in July and August. Snow cover usually lasts from September to June, but it can fall during any month. Most of the lakes are icebound until approximately mid-July. Precipitation is moderate throughout the year, but drifting of snow in the winter can result in considerable localized accumulations, particularly on the sides of hills. Fog is often a problem near the coast and at higher elevations particularly during the late spring to early summer and the fall months.

There is no permanent infrastructure at the Committee Bay Project. The Company maintains four camps to support seasonal exploration campaigns in various portions of the Committee Bay Project, namely the Hayes Camp (100 person capacity), the Bullion Camp (20 to 40 person capacity), Crater Camp (40 person capacity) and the Ingot Camp (10 person capacity). A drill water system is maintained at the Three Bluffs site.

Geology, Mineralization and Deposit Types

The Committee Bay Project area, situated in the Churchill Structural Province, is underlain by Archean and Proterozoic rocks and extensively covered by Quaternary glacial drift. It comprises three distinct Archean sub-domains (Prince Albert Group, Northern Migmatite, and Walker Lake Intrusive Complex).

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The CBGB, which hosts the gold occurrences discussed in the Committee Bay Report, is composed of Prince Albert Group rocks. These are bounded by the wide, northeast-striking Slave-Chantrey mylonite belt to the northwest and by the Amer and Wager Bay shear zones to the south. Two major fault systems, the northeast-striking Kellet fault and the northwest-striking Hayes River fault, intersect the central portion of the CBGB and cut the Prince Albert Group rocks. Gold occurrences in the CBGB appear to be spatially related to the major shear systems and their sub-structures indicating the potential for the re-mobilization of mineral-bearing fluids along these structures.

The regional strike of rock units in the West Laughland Lake area is generally north but shows a degree of variability. Units, generally vertically dipping in much of the CBGB, have a more moderate to shallow dip at Four Hills. Rocks generally strike northeast from Four Hills east to the Committee Bay Project. In the Hayes River area, the east-striking Walker Lake shear zone is the dominant structure. Dips in the Hayes River area are generally sub-vertical and there is evidence of flexural shear and silicification along lithological contacts between iron formation and talc-actinolite schist (meta-komatiite). Rocks of the Curtis River area, approximately 120 km northeast of the Hayes River area, strike northeast and dip sub-vertically.

The iron formations that host the Three Bluffs, Antler, Hayes, and Ledge gold occurrences have unique lithological associations with their contact rocks and do not appear to be stratigraphically equivalent.

Three low, rounded, rusty outcrops, called West, Central, and East, comprise the Three Bluffs gold occurrence. Gold mineralization is hosted in gossanous, predominantly oxide, silicate, and sulphide facies iron formations. Iron formation thicknesses range from 25 m to 30 m at the West Bluff to 55 m at the Central Bluff. The Three Bluffs iron formation maintains a thickness of 10 m for a minimum strike length of 1.8 km and is at least 55 m thick for 700 m. The iron formations are poorly banded to massive with locally shared, quartz-veined intervals of up to 3 m near lithological contacts. Chlorite and epidote alteration indicates either lower amphibolite grade metamorphism (epidote-amphibolite facies) or the result of retrograde greenschist facies metamorphism associated with gold deposition. Local mineralization, composed of disseminated pyrite and pyrrhotite, can occupy up to 50% of the rock volume.

History

Key historical events for the project are include: (i) in 1961 and 1967, mapping was done in the area by the Geological Survey of Canada (“GSC”); (ii) in 1970, King Resources Company conducted reconnaissance geological mapping and sampling in the Laughland Lake and Ellice Hills areas, with follow-up work including geophysics and detailed mapping, trenching, and sampling; (iii) in 1970, 1974, and 1976 Cominco Ltd. Carried out reconnaissance and detailed geological mapping, ground geophysics, and sampling in the Hayes River area; (iv) in 1971, the Aquitaine Company conducted airborne electromagnetic (‘EM”) and magnetometer surveys; (v) from 1972 to 1977, detailed re-mapping of the area was done by the GSC; (vi) in 1979, Urangesellschaft Canada Ltd. Carried out reconnaissance airborne radiometric surveys and prospecting for uranium in the Laughland Lake area; (vii) in 1986, Wollex carried out geological mapping and rock sampling in the West Laughland Lake area; (viii) in 1992, GSC conducted geological re-assessment of the mineral potential of the Prince Albert Group; (ix) in 1994, channel sampling carried out over the Three Bluffs area but the results were lost; (x) in 1996, Terraquest Ltd. Conducted a high-resolution airborne magnetometer survey; (xi) from 1997 to 1998, P.H. Thompson Geological Consulting Ltd. Conducted regional geological mapping in the Three Bluffs area; (xii) from 1999 to 2002: GSC conducted a multi-disciplinary study of the Committee Bay Greenstone Belt (“CBGB”); (xiii) from 1992 to 2012, North Country Gold and its predecessors Carried out prospecting, rock sampling, gridding, airborne and ground geophysics, geophysics, geological mapping, and reverse circulation and diamond drilling on several of the gold targets including Three Bluffs, Three Bluffs West, West Plains, Anuri, Inuk, Antler, and Hayes.

Historical drilling (pre-2015) on the Project amounts to 68,269.98 metres drilled in 426 drill holes. Of the historical drilling, 351 drill holes comprising 58,575.56 m were completed at Three Bluffs and are the basis for the Three Bluffs Mineral Resource described below.

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Sampling, Analyses and Data Verification

Committee Bay RAB Drilling QA/QC Disclosure

Intercepts were calculated using a minimum of a 0.25 g/t Au cut off at beginning and end of the intercept and allowing for no more than four consecutive samples (six metres) of less than 0.25 g/t Au.

Analytical samples were taken using 1/8 of each 5ft (1.52m) interval material (chips) and sent to ALS Global (“ALS”) Lab in Yellowknife, NWT and Vancouver, BC for preparation and then to ALS Lab in Vancouver, BC for analysis. All samples are assayed using 30g nominal weight fire assay with atomic absorption finish (Au-AA25) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Quality Assurance/Quality Control (“QA/QC”) programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy and precision in a large majority of standards assayed.

Committee Bay Diamond Drilling QA/QC Disclosure

Intercepts were calculated using a minimum of a 0.25 g/t Au cut off at beginning and end of the intercept and allowing for no more than six consecutive metres of less than 0.25 g/t Au.

Analytical samples were taken by sawing NQ diameter core into equal halves on site and sent one of the halves to ALS Lab in Yellowknife, NWT for preparation and then to ALS Lab in Vancouver, BC for analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy. Due to the nuggety nature of mineralization encountered, the Company will be running additional analysis on duplicate samples to better understand the analytical precision.

True widths of mineralization are unknown based on current geometric understanding of the mineralized intervals.

Committee Bay Grabs QA/QC Disclosure:

Approximately 1 to 2kg of material was collected for analysis and sent to ALS Lab in Vancouver, BC for preparation and analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs for 2018 rock grab samples using internal standard samples, lab duplicates, standards and blanks indicate good accuracy and precision in a large majority of standards assayed. Grab samples are selective in nature and cannot be consider as representative of the underlying mineralization.

Core arrives in camp at the end of each drill shift where geological technicians check and correct and downhole distance discrepancies. Technicians record core recovery, fracture density and orientation, magnetic susceptibility, and overall rock quality designation. Geological logging follows, comprising measurement and descriptions of geological units and the collection of semi- quantitative data such as the number of visible gold occurrences, volume percent sulphide minerals, volume percent of alteration minerals, volume percent vein quartz, etc. Sample intervals are then designated by the logging geologist focusing on sulphide bearing and/or silicified Intervals that are well bracketed by apparently unmineralized rock. Protocols limit sampling intervals between 0.75 m and 1 m in length with a minimum length of 0.3 m and a maximum length of 1.5 m so long as geological boundaries were honoured.

Drill core is digitally photographed and core samples are marked for sawing. Sampling intervals, geological boundaries, and a “saw line” are marked by the logging geologist and the core is sawed in half longitudinally by technicians. One half of the core is placed in a sample bag with a uniquely numbered tag and secured with plastic cable ties. Each batch of 20 field samples contain a blank and one of four commercial certified reference materials. The remaining half core is returned to the core box for reference. The majority of the reference core remains on-site except for chosen intervals which are taken to Edmonton, Alberta for display purposes. Individual sample bags are placed inside a larger bag which is closed with a security seal for shipment to the laboratory.

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Assaying procedures are generally similar to those used in 2003, with some minor modifications. The standard aliquot size was increased to 2AT (58.32 g) and the samples were all analyzed using FA with a gravimetric finish. Selected samples, containing visible gold or which assayed greater than 20 g/t Au, are re-analyzed using metallic screen fire assay that include twin 2AT gravimetric assays of the fine fraction. A pulp from each sample is sent for standard 30 element ICP analysis using a three-acid digestion.

All the RAB and diamond drill core samples are analyzed at the ALS laboratory in Vancouver, BC, by fire assay of a 50 g sample followed by a gravimetric finish according to ALS lab code Au-GRA22 and by a multi-element inductively couple plasma atomic emission spectrometry or mass spectrometry (“ICP-AES/ICP-MS”) package following a four acid digestion of a one gram sample according to ALS lab code ME-MS61. Sample intervals with visible gold in core were assayed using a Screen Fire Assay method on a one kg sample according to ALS lab code Au-SCR24 where the entire sample is screened to 100 μm and firs assays are performed on a 50 g sample of <100 μm material and on the entire >100 μm material. The fire assay is calculated as a weighted average of the two fire assays.

In the opinion of Roscoe Postle Associates Inc. (“RPA”, formerly Scott Wilson Roscoe Postle Associates Inc.), the sample collection, preparation, analysis, transport, and security procedures at the Committee Bay Project are adequate for use in the estimation of mineral resources.

Mineral Processing and Metallurgical Testing

2003 Metallurgical Testing

Dawson Metallurgical Laboratories, Inc. of Salt Lake City, Utah, was commission in 2003 to conduct metallurgical tests on Three Bluffs mineralized material. Twelve drill core samples, eight high-grade and four low-grade, totaling approximately 20 kg were used. The mineralogical study reported the principal sulphide minerals as pyrrhotite with minor pyrite. No reference was made to any deleterious elements in the samples.

The test indicated that 92% gold recovery could be achieved with cyanidation but the presence of pyrrhotite would result in high cyanide consumption. RPA notes that these preliminary tests suggest gold at Three Bluffs can be recovered using conventional methods.

2008 Metallurgical Testing

Mineral processing testwork comprising exploratory gravity concentration, cyanide leaching, and froth flotation studies were undertaken by Process Research Associates Ltd. (“PRA”) under the guidance of RPA. The sample used was a 110 kg composite of drill core samples from the 2007 exploration program with an average estimated grade of 4.3 g/t Au and 7.5% S.

Additional gravity recovery test work on Three Bluffs mineralization was performed by Knelson Research Technology Centre. An 18 kg sample, taken from a composite of coarse rejects sample material from 2007 drill core samples, was subjected to multi-pass testing utilizing a bench-scale enhanced gravity concentrator. The tests were designed to examine recovery trends for gold and gold-bearing sulphides.

Based on the composite sample tested it was expected that Three Bluffs mineralization could be processed by various standard beneficiation steps to recover approximately 93% of the gold. The limited metallurgical testwork conducted to date suggests that the gold can be recovered by conventional means, a combination of gravity and flotation followed by cyanide leaching of the concentrate. The metallurgical test results indicated that a combination of gravity and flotation followed by cyanide leaching of the concentrate is likely the most suitable processing option.

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2009 Metallurgical Testing

Follow-up work at PRA was then undertaken in April 2009 to look specifically at a flowsheet consisting of gravity recovery followed by cyanidation. These results were reported by PRA on May 6, 2009.

At a primary grind size P80 of 74 μm, gold was effectively extracted by gravity and flotation, with 96% of the gold recovered. In a single Locked-Cycle test, a gravity circuit recovery of 60.5% gold in 0.22% of mass, followed by a cleaner flotation recovery of 35.3% gold in 17.7% of the mass, was obtained. Thus, an overall gold recovery of 95.8% in 17.9% of the mass was shown to be possible. Flotation recovery without gravity scalping was also reasonably successful.

Flotation concentrate was subjected to cyanide leach testwork. A total of eight concentrate leach tests were performed. A single whole ore cyanide leach test obtained 79.2% gold extraction after 48 hours and 94.6% after 72 hours.

Several issues were identified during metallurgical testing of samples, the largest issue lies with cyanide consumption. Cyanide consumption has been found to be extremely high at up to 0.2 kg/h, while leaching kinetics remain low. Another issue that has been identified is that gold bearing sulphides are not amenable to enhanced gravity separation, therefore batch concentration and not continuous gravity concentration should be utilized.

Based on the samples tested to date, Three Bluffs ore is generally considered to be relatively free-milling. Gravity concentration has been effective in recovering up to 60% of the gold. Much of the remaining gold can be effectively recovered by either flotation or cyanide leaching to produce an overall metallurgical recovery above 90%. RPA recommends further optimization and variability work on a greater variety of samples from the Three Bluffs property if further economic studies are conducted.

There has been no mineralogical processing and metallurgical testing since 2009.

Committee Bay Mineral Resource Estimates

The mineral resources at the Committee Bay Project are estimated to be approximately 2.07 million tonnes of indicated mineral resources grading 7.85 g/t Au, containing 524,000 ounces of gold, and 2.93 million tonnes of inferred mineral resources grading 7.64 g/t Au, containing 720,000 ounces of gold as of September 11, 2023. No additional drilling within the resource has been completed and the 2017 Mineral Resource Estimate and the 2017 block model remains appropriate for the 2023 mineral resource calculation in the opinion of Mr. Turner. Mr. Turner acknowledges that some other parties may be using somewhat higher long-term gold price assumptions than were used for this estimate. A bulk density of 3.15 t/m3 was applied for estimation of tonnage. This value was derived from a total of 6,426 density determinations carried out on drill core from a variety of locations in the deposit.

The estimate was carried out using a block model method constrained by wireframe grade shell models, with Inverse Distance Cubed (“ID3”) weighting. Two sets of wireframes and block models were employed: one contemplated open pit mining and the other, underground mining. The block model grade interpolations were checked by (i) an inspection of the interpolated block grades in plan and section views and comparison to the composite grades, and (ii) through a statistical comparison of global block and composite mean grades. Inspection of the block grades in plan and section indicates that the grade estimation honours the drill hole grades reasonably well.

The reported mineral resources at calculated cut-off grades of 3.0 g/t Au for open pit mining and 4.0 g/t Au for underground mining based on the following assumptions:

•	Gold Sale Price: US$1,200/oz;
•	Process Recovery 93%;
•	Open Pit Mining Cost C$10.00/t;
•	Underground Mining Cost C$70.00/t;
•	Process + G&A Costs C$75.00/t; and
•	Exchange Rate 1.25 US$/C$.

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To fulfill the resource criteria of “reasonable prospects for eventual economic extraction”, a pit shell analysis was run on the 0.5 g/t Au model to determine how much of the deposit could potentially be extracted using open pit methods. The analysis was done using Whittle software with very preliminary assumptions for pit slopes, metallurgical recovery, prices, and costs.

For this mineral resource the preliminary pit shell that was optimized in 2013 using a different gold price and cost assumptions (listed below) than those used to calculate the updated cut-off grade. Mr. Turner considers this approach reasonable given that the pit shell used to report open pit resources is conceptual and the relative difference between the underground and open-pit resource cut-off grades is negligible.

The following cost assumptions were used:

•	Gold Sale Price: US$1,500/oz;
•	Overall Pit Slope Angles: 50°;
•	Process Recovery 93%;
•	Mining Cost US$10.00/t; and
•	Process + G&A Costs US$60.00/t

Blocks from the open pit model captured within this shell were considered eligible for reporting as open pit resources. The same pit shell was applied to the underground model, except that blocks from this model were included in the resource only if they were outside of the shell.

Mineral Resources as of September 11, 2023

Class	Type	Cut-off (g/t AU)	Tonnes (000 t)	Gold Grade (g/t Au)	Contained Gold (oz Au)
Indicated	Open Pit	3.0	1,760	7.72	437,000
Indicated	Underground	4.0	310	8.57	86,000
	Total		2,070	7.85	524,000
Inferred	Open Pit	3.0	590	7.57	144,000
Inferred	Underground	4.0	2,340	7.65	576,000
	Total		2,930	7.64	720,000

Notes:

1.

Mineral Resources are not Mineral Reserves as they do not have demonstrated economic viability, although, as per CIM requirements, the Mineral Resources reported above have been determined to have demonstrated reasonable prospects for eventual economic extraction.

2.

The Mineral Resources were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

3.	The Mineral Resources Committee Bay Gold Project was initially reported in Ross (2017) – QP David A. Ross, M.Sc., P.Geo, effective date of May 31, 2017.
4.	The resources reported above are reviewed in detail within this Report and are accepted as current by the Qualified Person, Mr. Andrew J. Turner, B.Sc., P.Geol., of APEX Geoscience Ltd.
5.

The Cutoff grades were determined using average block grade values within the estimation domains and an Au price of US$1,200/oz, and Process Recovery of 93%, Open Pit mining costs of C$10.00/t, Underground mining costs of C$70.00/t, Process and G&A costs of approximately C$75/t and an exchange rate of 1.25 US$/C$.

6.	A bulk density values value of 3.15 t/m3 was assigned based on available SG measurements.
7.	Differences may occur in totals due to rounding.

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Exploration Program Recommendations

The following summarizes the work programs recommended by the authors of the 2023 Technical Report for the Committee Bay Project. The Phase 1 program is anticipated to include collection of 15,000 infill detailed till samples and 7,500 m of Diamond drilling along the shear zone sub-parallel to the Three Bluffs deposit. The Phase 1 program is estimated to cost approximately $5 million Details of the recommended Phase I program can be found below.

A Phase 2 exploration program will be drill intensive. An additional 10,000 – 15,000m of diamond drilling should be completed at the Three Bluffs deposit to explore the down dip potential of the limb mineralization as well as tying in the newly identified shear zone hosted mineralization with the ultimate goal of updating the Mineral Resource Estimate. An additional 10,000m of drilling should be allocated to regional targets defined from the Phase 1 program. The Phase 2 program is estimated to cost between $15 and $20 million. Details of the recommended Phase 2 program can be found below.

Recommended Work Programs for 2024 and beyond

Phase 1
Type	Details	Cost Estimate (C$)
Labour	Staff Wages, Technical and Support Contractors	350,000
Assaying	Sampling and Analytical	150,000
Drilling	Three Bluffs Diamond Drilling (7,500 meters at $220/m)	1,650,000
Till Sampling	Detailed sampling program	120,000
Land Management	Consultants. Assessment Filing, Lease Payments	250,000
Community Relations	Community Tours, Outreach	30,000
Information Technology	Remote site communications and IT	35,000
Safety	Equipment, Training and Supplies	15,000
Expediting	Expediting (Rankin Inlet, Baker Lake, Churchill)	150,000
Camp Costs	Equipment, Maintenance, Food, Supplies	250,000
Freight and Transportation	Freight, Travel, Helicopter, Fixed Wing	450,000
Fuel		1,000,000
General and Administration		100,000
Sub-total		4,550,000
Contingency (10%)		455,000
Total		5,005,000

Phase 2
Type	Details	Cost Estimate (C$)
Labour	Staff Wages, Technical and Support Contractors	1,750,000
Drilling	20,000 – 25,000 m Diamond Drilling at Three Bluffs and regional	6,500,000
Assaying	Sampling and Analytical	750,000
Community Relations	Community Tours, Outreach	50,000
Information Technology	Remote site communications and IT	150,000
Safety	Equipment, Training and Supplies	75,000
Expediting	Expediting (Rankin Inlet, Baker Lake, Churchill)	550,000
Camp Costs	Equipment, Maintenance, Food, Supplies	1,250,000
Freight and Transportation	Freight, Travel, Helicopter, Fixed Wing	1,950,000
Fuel		2,750,000
General and Administration		400,000
Sub-total		16,175,000
Contingency (10%)		1,617,500
Total		17,792,500

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2015 through 2021 Committee Bay Exploration by Fury

Since acquiring the Project, Fury Gold has completed a total of 47,194.47 m of RAB drilling in 271 drill holes as well as 14,006.28 m of diamond drilling as part of the Phase 1 recommendations detailed above. In addition to the drilling extensive regional and infill till geochemical campaigns, ground and airborne geophysical surveying as well as aerial drone surveying have been undertaken. The Company has incurred approximately $60M in expenditures exploring the Project. The Company views that the results from this exploration further support conclusions drawn in the Committee Bay Report and do not represent a material change to the Committee Bay Project. The Company intends to continue its exploration in accordance with the Phase 2 recommendations with the continued testing of regional drill targets and expansion drilling at the Three Bluffs deposit.

The Company did not undertake an exploration program at Committee Bay in 2022 in order to focus available resources on the exploration program in Quebec.

2018 Committee Bay Exploration Program

During 2018, the Company drilled approximately 10,000 m across several targets in the vicinity of the Three Bluffs deposit but away from known mineralization. Summarized results from this program are highlighted as follows:

Aiviq - 16 core and 7 RAB holes - The majority of the core drill holes intersected 20 - 40 meter widths of intense quartz veining and sulphidized banded iron formations. Results from the Aiviq core drill program include highlights of 13.5 m of 1.54 g/t gold (including 6 m of 3.3 g/t gold) 4.5 m of 2.93/t Au, and 1.5 m of 8.95/t Au;

Kalulik - 8 RAB holes - The 2018 drill program at Kalulik identified two separate gold-bearing hydrothermal systems, 4 km apart, that intersected broad zones of low-grade mineralization over 10 - 20 meter widths within sulphidized banded iron formations and associated quartz veining. These results include 21.34 m at 0.4 g/t gold and 16.76 m at 0.45 g/t gold; and,

Aarluk - 7 RAB holes - At the Aarluk prospect the best intercept was 3.05 m of 3.39 g/t gold, which was encountered in a weakly sulphidized banded iron formation.

2019 Committee Bay Exploration Program

During 2019, the Company followed up on the results from its 2018 program by completing the following:

Machine Learning - A total of twelve new targets were generated through unbiased processing of existing exploration data. Two of the targets overlapped with the Company’s geologist derived targets adjacent to the Aiviq and Kalulik discoveries;

Drill Program - A 2,700m diamond drill program at the Committee Bay Project targeted a combination of both machine learning and traditional geologist generated targets and drilled a new gold-bearing system along the regional fault zone that hosts the Aiviq and Kalulik systems. These results include 30 m of 0.67 g/t gold, including 1.5m of 5.03 g/t gold; and

IP Survey - A 27 line - kilometer induced polarization survey was conducted to identify both chargeability and conductivity targets along the Aiviq-Shamrock corridor.

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2021 Committee Bay Project Drill and Exploration Program

The Company completed 2,587m of diamond drilling during a six-week field program in the third quarter of 2021.  The drilling was focused on expanding the defined high-grade mineralization at the Raven prospect and testing the potential mineralization below the current resource at the Three Bluffs deposit.

Raven Prospect

The Raven prospect is located in the southwest third of the Committee Bay Gold Belt, approximately 50 km west of the Three Bluffs deposit. The prospect is situated along an 8km long shear zone where defined gold mineralization is strongly associated with arsenopyrite within sheared and altered gabbros as well as within quartz veins marking the contact between the gabbro and metasediments over a known strike length of approximately 1.2km. There have been 207 rock samples historically taken over the defined area of mineralization, with 30 samples returning values greater than 5 g/t gold with a peak value of 143 g/t gold. Importantly, only 1.2km of the 8km shear zone has been systematically explored to date.

The prospect has a total of nine historical drill holes totaling 1,670m with intercepts including 5.49m of 12.6 g/t gold, 2.84m of 31.1 g/t gold, and 5.38m of 2.99 g/t gold over a drilled strike length of 400m. Historical drilling at the prospect has defined a high-grade body of mineralization approximately 250m in length, with a 30-degree plunge to the east that is open along strike and down dip. Highlights include drill intercepts of 9.18 g/t gold (Au) over 1.5 metres (m) and 7.30 g/t Au over 1.0m in drill hole 21RV-012 and 0.88 g/t Au over 8.00m in drill hole 21RV-011 as well as rock grab results of up to 32.90 g/t Au from a newly identified gold mineralized outcrop 150m to the south of the Raven structure that was drilled in this program.

The reported intercepts have extended mineralization 160m down dip and 70m along strike from historical drilling at Raven. These results paired with the identification of a previously untested gold mineralized structure clearly indicate the significance of the Raven structure and shear zones in general, as exploration targets along the belt. Additional till sampling was completed at the Raven prospect to explore the entire length of the 8km shear zone to define new targets.  The sampling has identified high-grade gold mineralization 150m south of the main Raven showing along an undrilled structure at the edge of an 8km long regional shear zone. Seven rock grab samples from outcrop returned results above 10 g/t Au with a peak of 32.9 g/t Au. Gold and arsenic in till now define a coherent 1,400m by 500m anomaly at Raven.

Three Bluffs Deposit

The Three Bluffs deposit contains a high-grade resource defined by 525,000oz at 7.85 g/t gold in the indicated category and 720,000oz at 7.64 g/t gold in the inferred category. The deposit is characterized by gold mineralization hosted within a folded, silicified, and sulphidized banded iron formation. The anticline that defines the deposit has a strike length of approximately 4km and has been drilled from 150m to 650m vertical depth and is open down dip. High-grade mineralization at the deposit is associated with high conductivity responses due to the intense sulphidation of the banded iron formation as evidenced in the hinge zone of the anticline.

Fury Gold's primary target for 2021 at the Three Bluffs deposit was a conductive body that measures 600m by 200m at a vertical depth of between 300m and 500m. The target is down dip from high grade mineralization within the limbs of the anticline and is offsetting the following intersections: 5m of 40.6 g/t gold, 5.3m of 29.03 g/t gold, 11m of 16.23 g/t gold, 5m of 15.2 g/t gold, 2m of 21.81 g/t gold, and 2m of 19.38 g/t gold. The Company completed a single drill hole that intersected 10.0m of 13.93 g/t Au, 3.0m of 18.67 g/t Au and 1.0m of 23.2 g/t Au (Figure 5). These intercepts are associated with a deformation zone within a meta-sediment unit that is underexplored at Three Bluffs.

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Figure 2: Three Bluffs Gold Deposit Long Section Looking North depicting the 2021 drilling results.

2022 and 2023 Committee Bay Project Exploration Program

The Company did not undertake an exploration program in 2022 and 2023 in order to focus all resources on the Quebec programs. However all claims were and are maintained in good standing.

Éléonore South Property, Québec, Canada

The Éléonore South property is strategically located in an area of prolific gold mineralization within the Eeyou Istchee James Bay gold camp and is locally defined by Newmont’s Éléonore mine and Sirios Resources’ Cheechoo deposit. The property has been explored over the last 12 years by the joint venture focused on the extension of the Cheechoo deposit mineralization within the portion of the Cheechoo Tonalite on the joint venture ground. Approximately 27,000m of drilling in 172 drill holes, covering only a small proportion of the property at the Moni and JT prospects has been completed. Notable drill intercepts include 53.25m of 4.22 g/t gold (Au); 6.0m of 49.50 g/t Au including 1.0m of 294 g/t Au and 23.8m of 3.08 g/t Au including 1.5m of 27.80 g/t Au.

In December 2020, Fury Gold announced the recognition of a large-scale gold in till anomaly on the Éléonore South property through a review of historical datasets. This target has not been drill tested. In September 2021 the ESJV initiated a field program designed to refine the broad geochemical anomaly into discrete targets for further follow up and eventual drill testing. Additionally, a regional survey was completed on the southern third of the property where no historical systematic sampling had been completed.

During the third quarter of 2022 an orientation biogeochemical sampling survey was completed over a buried fold hinge target interpreted to be hosted within the same sedimentary rock package as Newmont's Éléonore mine. A total of 641 biogeochemical samples were collected. In addition to the biogeochemical orientation survey the Company completed a rock sampling program within the nine discrete gold in soil anomalies identified from the 2021 field work. The nine discrete gold in till anomalies are centered on an east-west structural corridor that separates intrusives to the south and sediments to the north. The importance of this new structural framework is that the newly defined gold in till anomalies are located along deep-rooted structures clearly visible in the geophysical data. Based on the elemental associations observed of gold with arsenic, bismuth and tungsten, in both the historical and infill sampling the most likely style of mineralization to be encountered in the nine targets will be the Cheechoo style observed at the JT and Moni zones.

This property was previously owned and operated through a joint operation agreement which ended when the Company announced through a news release that it had acquired 100% of the interests as at February 29, 2024. On March 20, 2024 the Company announced its intention to commence diamond core drilling operations at Éléonore South. The diamond drilling program will commence in early April 2024 comprising approximately 2,000m focussed on the Moni showing trend where previous drilling intercepted up to; 53.25m of 4.22 g/t Au; 6.0m of 49.50 g/t Au including 1.0m of 294 g/t Au and 23.8m of 3.08 g/t Au including 1.5m of 27.80 g/t Au several of which remains open.

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RISK FACTORS

An investment in securities of Fury Gold involves significant risks, which should be carefully considered by prospective investors before purchasing such securities. Management of Fury Gold considers the following risks to be most significant for potential investors in Fury Gold, but such risks do not necessarily comprise all those associated with an investment in Fury Gold. Additional risks and uncertainties not currently known to management of Fury Gold may also have an adverse effect on Fury Gold’s business. If any of these risks actually occur, Fury Gold’s business, financial condition, capital resources, results of operations and/or future operations could be materially adversely affected.

In addition to the other information set forth elsewhere in this AIF, the following risk factors should be carefully considered when assessing risks related to Fury Gold’s business.

Exploration Activities May Not Be Successful

Exploration for, and development of, mineral properties is speculative and involves significant financial risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling, to complete a feasibility study and to construct mining and processing facilities at a site for extracting gold or other metals from ore. Fury Gold cannot ensure that its future exploration programs will result in profitable commercial mining operations.

Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain adequate machinery, equipment and/or labour are some of the risks involved in mineral exploration activities. The Company has relied on and may continue to rely on consultants and others for mineral exploration expertise.

The Company has implemented safety and environmental measures designed to comply with or exceed government regulations and ensure safe, reliable and efficient operations in all phases of its operations. The Company maintains liability and property insurance, where reasonably available, in such amounts as it considers prudent. The Company may become subject to liability for hazards against which it cannot insure or which it may elect not to insure against because of high premium costs or other reasons.

Also, substantial expenses may be incurred on exploration projects that are subsequently abandoned due to poor exploration results or the inability to define reserves that can be mined economically. Development projects have no operating history upon which to base estimates of future cash flow. Estimates of proven and probable mineral reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. There have been no feasibility studies conducted in order to derive estimates of capital and operating costs including, among others, anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions, expected recovery rates of the gold or copper from the ore, and anticipated environmental and regulatory compliance costs.

Substantial expenditures are required to establish mineral resources and mineral reserves through drilling and development and for mining and processing facilities and infrastructure. No assurances can be given that mineral will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. There is also no assurance that even if commercial quantities of ore are discovered that the properties will be brought into commercial production or that the funds required to exploit any mineral reserves and resources discovered by the Company will be obtained on a timely basis or at all. Economic feasibility of a project is based on several other factors including anticipated metallurgical recoveries, environmental considerations and permitting, future metal prices and timely completion of any development plan. Most of the above factors are beyond the control of the Company. There can be no assurance that the Company’s mineral exploration activities will be successful. In the event that such commercial viability is never attained, the Company may seek to transfer its property interests or otherwise realize value or may even be required to abandon its business and fail as a “going concern”.

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Moreover, advancing any of the Company’s exploration properties into a revenue generating property, will require the construction and operation of mines, processing plants and related infrastructure, the development of which includes various risks associated with establishing new mining operations, including:

•	the timing and costs, which can be considerable, of the construction of mining and processing facilities;
•	the availability and cost of skilled labour, mining equipment and principal supplies needed for operations;
•	the availability and cost of appropriate smelting and refining arrangements;
•	the need to maintain necessary environmental and other governmental approvals and permits;
•	the availability of funds to finance construction and development activities;
•	potential opposition from non-governmental organizations, environmental groups, local groups or other stakeholders which may delay or prevent development activities; and
•	potential increases in construction and operating costs due to changes in the cost of labour, fuel, power, materials and supplies.

It is possible that actual costs and economic returns of future mining operations may differ materially from Fury Gold’s best estimates. It is not unusual for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated. These additional costs could have an adverse impact on Fury Gold’s future cash flows, earnings, results of operations and financial condition.

Commodity Price Fluctuations and Cycles

Resource exploration is significantly linked to the outlook for commodities. When the price of commodities being explored for declines, investor interest subsides, and capital markets become more difficult. The price of commodities varies on a daily basis and there is no reliable way to predict future prices.

Gold prices specifically are historically subject to wide fluctuation and are influenced by a number of factors including not only supply and demand for industrial its uses, but for speculation purposes, all of which factors are beyond the control or influence of the Company. Some factors that affect the price of gold include industrial and jewelry demand; central bank lending or purchase or sales of gold bullion; forward or short sales of gold by producers and speculators; future level of gold productions; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds. Gold prices are also affected by macroeconomic factors including: confidence in the global monetary system; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; the general level of interest rates; the strength of, and confidence in the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies; global and regional political or economic events; and costs of production of other gold producing companies.

Additional Funding Requirements and Shareholder Equity Dilution

Fury Gold’s business is in the exploration stage and the Company does not carry-on mining activities. As such, it will require additional financing to continue its operations. Fury Gold’s ability to secure additional financing and fund ongoing exploration will be affected by many factors, including the strength of the economy and other general economic factors. Global financial conditions continue to be subject to volatility arising from international geopolitical developments and global economic phenomenon, as well as general financial market turbulence. Access to public financing and credit can be negatively impacted by the effect of these events on Canadian and global credit markets. These instances of volatility and market turmoil could adversely impact Fury Gold’s operations and the trading price of the Common Shares. There can be no assurance that Fury Gold will be able to obtain adequate financing in the future, or that the terms of such financing will be favourable for further exploration and development of its projects. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration, drilling and/or development. Further, revenues, financings and profits, if any, will depend upon various factors, including the success, if any, of exploration programs and general market conditions for natural resources.

In order to finance future operations, Fury Gold may raise funds through the issuance of additional Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. Fury Gold cannot predict the size of future issuances of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares or the dilutive effect, if any, that future issuances and sales of Fury Gold’s securities will have on the market price of the Common Shares.

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Negative Cash Flow

Fury Gold experiences negative cash flow from operations and anticipates incurring negative cash flow from operations for 2024 and beyond as a result of the fact that it does not have revenues from mining or any other activities. In addition, as a result of Fury Gold’s business plans for the development of its mineral projects, Fury Gold expects cash flow from operations to continue to be negative until Fury Gold is able to establish the economic viability and the development of one of its mineral projects, of which there is no assurance. Accordingly, Fury Gold’s cash flow from operations will be negative for the foreseeable future as a result of expenses to be incurred s in connection with advancement of exploration on its mineral projects.

Indirect Economic Interest in the Homestake Ridge Project

As a result of the completion of the sale of the Homestake Ridge Project to Dolly Varden in February 2022, the Company no longer owns and controls the exploration and, if warranted, development of the Homestake Ridge Project.  The Company continues to own an indirect minority economic interest in the Homestake Ridge Project through its ownership of a significant interest in Dolly Varden’s common shares. Additionally, the Company has the right to nominate two directors to the Dolly Varden Board and the right to nominate a representative to the technical committee.  However, the Company does not control Dolly Varden and, accordingly, will not be able to control the manner in which Dolly Varden continues the exploration and, if warranted, development of the Homestake Ridge Project. Accordingly, there is no assurance that the Company will agree with the manner in which Dolly Varden continues this exploration and, if warranted, development of the Homestake Ridge Project. In addition, the value of the Company’s ownership in Dolly Varden will vary as the price of the common shares of Dolly Varden fluctuate on the TSX Venture Exchange and this value may be more or less than the accounting value ascribed to these shares.  While the Company has pre-emptive rights under the Investor Rights Agreement to retain is ownership position in Dolly Varden (on a percentage ownership basis) there is no assurance that the Company will exercise these pre-emptive rights to continue to maintain its position if Dolly Varden determines to complete future equity offerings, either as a result of a determination of the Company not to invest or the inability of the Company to allocate available funds to complete a required investment.  Accordingly, the Company’s interest in Dolly Varden may ultimately be diluted.  In addition, the Company’s ability to sell its shares in Dolly Varden is restricted under the terms of the Investor Rights Agreement which may impact the ability that the Company is ultimately able to realize for its investment in Dolly Varden.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many mining companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continuing fluctuations in price will not occur. These factors are ultimately beyond the control of Fury Gold and could have a material adverse effect on the Company’s financial condition and results of operations. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

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Mineral Resource Estimates

There is no certainty that any of the mineral resources on the Eau Claire Project, the Committee Bay Project, or any other project with mineral resources will be advanced into mineral reserves. Until a deposit is actually mined and processed, the quantity of mineral resources and grades must be considered as estimates only, and are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry best practices. Valid estimates made at any given time may vary significantly when new information becomes available. While Fury Gold believes that the Company’s estimates of mineral resources are well established and reflect management’s best estimates, by their nature mineral resource estimates are imprecise and depend, to a certain extent, upon statistical inferences and geological interpretations, which may ultimately prove inaccurate.

The mineral resource estimates included herein have been determined and valued based on assumed future prices, cut-off grades and operating costs. Furthermore, fluctuations in gold and base or other precious metals prices, results of drilling, metallurgical testing and production and the evaluation of studies, reports and plans subsequent to the date of any estimate may require revisions to such estimates. Any material reductions in estimates of mineral resources could have a material adverse effect on the Company’s results of operations and financial condition.

To date, the Company has not established mineral reserves on any of its mineral properties.

Inflation

Consumer price inflation has risen significantly in 2023 and if it continues will mean much higher costs for Fury Gold’s expenditure programs. Fury Gold’s program cost estimates could rapidly become out-of-date. If this happens, the Company will need to either raise additional funds causing equity dilution or reduce its expenditures and reducing progress. Increases in inflation usually result in central bank interest rate hikes which can trigger negative capital market conditions making financing difficult. While inflation increases have often led to higher precious metals prices, there can be no assurance of that and the Company’s operations and its share price could well be adversely affected by increased inflation.

Property Commitments

Fury Gold’s mineral properties and/or interests may be subject to various land payments, royalties and/or work commitments. Failure by Fury Gold to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

Environmental Regulatory, Health & Safety Risks

Fury Gold’s operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation and regulation provide for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain exploration industry operations, such as from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Future legislation and regulations could cause additional expenses, capital expenditures, restrictions, liabilities and delays in exploration of any of Fury Gold’s properties, the extent of which cannot be predicted. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Although Fury Gold believes its operations are in compliance in all material respects with all relevant permits, licenses and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of the Company to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.

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Moreover, mining companies are often targets of actions by non-governmental organizations and environmental groups in the jurisdictions in which they operate. Such organizations and groups may take actions in the future to disrupt Fury Gold’s operations. They may also apply pressure to local, regional and national government officials to take action which may be adverse to Fury Gold’s operations. Such actions could have an adverse effect on Fury Gold’s ability to advance is projects and, as a result on its operations and financial performance.

Relationships with Local Communities and Indigenous Organizations

Negative relationships with Indigenous and local communities could result in opposition to the Company’s projects. Such opposition could result in material delays in attaining key operating permits or make certain projects inaccessible to the Company’s personnel. Fury Gold respects and engages meaningfully with Indigenous and local communities at all of its operations. Fury Gold is committed to working constructively with local communities, government agencies and Indigenous groups to ensure that exploration work is conducted in a culturally and environmentally sensitive manner.

Fury Gold believes its operations can provide valuable benefits to surrounding communities, in terms of direct employment, training and skills development and other benefits associated with ongoing community support. In addition, Fury Gold seeks to maintain its partnerships and relationships with local communities, including Indigenous peoples, and stakeholders in a variety of ways, including in-kind contributions, volunteer time, sponsorships and donations. Notwithstanding the Company’s ongoing efforts, local communities and stakeholders could become dissatisfied with its activities or the level of benefits provided, which could result in civil unrest, protests, direct action or campaigns against it. Any such occurrence could materially and adversely affect the Company’s business, financial condition or results of operations.

Environmental Protection

All phases of the Company’s operations are subject to treaty provision and federal, provincial and local environmental laws and regulations. These provisions, laws and regulations address, among other things, the maintenance of air and water quality standards, land reclamation, the generation, transportation, storage and disposal of solid and hazardous waste, and the protection of natural resources and endangered species. Fury Gold has expanded significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates. Fury Gold’s exploration and drilling projects operate under various operating and environmental permits, licenses and approvals that contain conditions that must be met. Failure to obtain such permits, licenses and approvals and/or meet any conditions set forth therein could have a material adverse effect on Fury Gold’s financial conditions or results of operations. Environmental hazards may exist on the Company’s properties which are unknown to the Company at present and were caused by previous or existing owners or operators of the properties, for which the Company could be held liable.

Although Fury Gold believes its operations are in compliance, in all material respects, with all relevant permits, licenses and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of Fury Gold to meet potentially stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.

Fury Gold cannot be certain that all environmental permits, licenses and approvals which it may require for its future operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project that it might undertake. To the extent such permits, licenses and approvals are required and are not obtained, Fury Gold may be delayed or prohibited from proceeding with planned exploration or development of its projects, which would adversely affect Fury Gold’s business, prospects and operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by governmental, regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations. Amendments to current provisions, laws and regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Fury Gold and cause increases in capital expenditures or exploration costs, reduction in levels of exploration or abandonment or delays in the development of mining properties.

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Moreover, mining companies are often targets of actions by non-governmental organizations and environmental groups in the jurisdictions in which they operate. Such organizations and groups may take actions in the future to disrupt Fury Gold’s operations. They may also apply pressure to local, regional and national government officials to take actions which may be adverse to Fury Gold’s operations. Such actions could have an adverse effect on Fury Gold’ ability to advance its projects and, as a result, on its financial position and results.

Climate Change

Fury Gold recognizes climate change as an international and community concern. The effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency. Furthermore, increased regulation of greenhouse gas emissions (including in the form of carbon taxes or other charges) may adversely affect the Company’s operations and that related legislation is becoming more stringent.

Fury Gold is focused on operating in a manner that minimizes environmental impacts of its activities; however, environmental impacts from exploration and drilling activities are inevitable. The physical risks of climate change that may impact the Company’s operations are highly uncertain and may be particular to the unique geographic circumstances associated with each of its operations. Such physical risks include, but are not limited to, extreme weather events, wildfires, resource shortages, changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. The Company’s operations in Nunavut and northern British Columbia are particularly vulnerable to extreme weather due to their remoteness. There may also be supply chain implications in getting supplies to the Company’s operations, including transportation issues. Fury Gold makes efforts to mitigate climate risks by ensuring that extreme weather conditions are included in its emergency response plans. However, there is no assurance that the response will be effective, and the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

Moreover, governments are introducing climate change legislation and treaties at the international, national and local levels. Regulations relating to emission levels and energy efficiency are becoming more stringent, which may result in increased costs of compliance. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if current regulatory trends continue, this may result in increased costs at some or all of the Company’s operations. There is no assurance that such regulations will not have an adverse effect on the Company’s results of operations and financial condition.

Changes in Government Regulation

In addition to climate change, other changes in government regulations or the application thereof and the presence of unknown environmental hazards on any of Fury Gold’s mineral properties may result in significant unanticipated compliance and reclamation costs. Government regulations and treaty provisions relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect Fury Gold.

Fury Gold may not be able to obtain all necessary licenses and permits that may be required to carry out exploration on any of its projects. Obtaining the necessary governmental permits is a complex, time consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation.

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Competitive Conditions

Fury Gold’s activities are directed towards exploration, evaluation and development of mineral deposits. The mineral exploration industry is competitive and Fury Gold will be required to compete for the acquisition of mineral permits, claims, leases and other mineral interests for operations, exploration and development projects. As a result of this competition Fury Gold may not be able to acquire or retain prospective development projects, technical experts that can find, develop and mine such mineral properties and interests, workers to operate its mineral properties, and capital to finance exploration, development and future operations. The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral property interests, the recruitment and retention of qualified employees; and for investment capital with which to fund its projects. If Fury Gold is unable to successfully compete in its industry it could have a material adverse effect on the Company’s results of operations and financial condition.

Local Community Uncertainties

Fury Gold’s operations at the Committee Bay Project are located in Nunavut, and, as such, its operations are exposed to various levels of political, economic and other risks and uncertainties inherent in operating in such jurisdictions. Risks and uncertainties of operating in Nunavut may vary from time to time, but are not limited to a limited local workforce, poor infrastructure, a complex regulatory regime and harsh weather. Moreover, Fury Gold’s operations at the Eau Claire Project are located within the Eeyou Istchee James Bay region, which is subject to a modern treaty with the Cree Nation. The treaty identifies land use categories across the region and communities of interest within the Cree Nations which will be consulted with during development of mineral projects in the Eau Claire Project area.

Acquisitions May Not Be Successfully Integrated

Fury Gold undertakes evaluations from time to time of opportunities to acquire additional mining assets and businesses. Any such acquisitions may be significant in size, may change the scale of the Company’s business, may require additional capital, and/or may expose the Company to new geographic, political, operating, financial and geological risks.

Fury Gold’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully. Any acquisitions would be accompanied by risks such as: (i) a significant decline in the relevant metal price after Fury Gold commits to complete an acquisition on certain terms; (ii) the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; (iii) the potential disruption of Fury Gold’s ongoing business; (iv) the inability of management to realize anticipated synergies and maximize the financial and strategic position of Fury Gold; (v) the failure to maintain uniform standards, controls, procedures and policies; (vi) the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and (vii) the potential unknown liabilities associated with acquired assets and businesses.

Changes in the Market Price of Common Shares

The Common Shares are listed on the TSX and the NYSE American. The price of Common Shares is likely to be significantly affected by short-term changes in the gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to Fury Gold’s performance that may have an effect on the price of Common Shares and may adversely affect an investor’s ability to liquidate an investment and consequently an investor’s interest in acquiring a significant stake in Fury Gold include: a reduction in analyst coverage by investment banks with research capabilities, a drop in trading volume and general market interest in Fury Gold’s securities, a failure to meet the reporting and other obligations under relevant securities laws or imposed by applicable stock exchanges could result in a delisting of the Common Shares and a substantial decline in the price of the Common Shares that persists for a significant period of time.

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Properties May Be Subject to Defects in Title

Fury Gold has investigated its rights to explore and exploit its projects and, to the best of its knowledge, its rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to Fury Gold’s detriment. There can also be no assurance that Fury Gold’s rights will not be challenged or impugned by third parties.

Some of Fury Gold’s mineral claims may overlap with other mineral claims owned by third parties which may be considered senior in title to the Fury Gold mineral claims. The junior claim is only invalid in the areas where it overlaps a senior claim. Fury Gold has not determined which, if any, of the Fury Gold mineral claims is junior to a mineral claim held by a third party. Although Fury Gold is not aware of any existing title uncertainties with respect to any of its projects, there is no assurance that such uncertainties will not result in future losses or additional expenditures, which could have an adverse impact on Fury Gold’s future cash flows, earnings, results of operations and financial condition.

Reliance on Contractors and Experts

In various aspects of its operations, Fury Gold relies on the services, expertise and recommendations of its service providers and their employees and contractors, whom often are engaged at significant expense to the Company. For example, the decision as to whether a property contains a commercial mineral deposit and should be brought into production depends in large part upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified third party engineers and/or geologists. In addition, while Fury Gold emphasizes the importance of conducting operations in a safe and sustainable manner, it cannot exert absolute control over the actions of these third parties when providing services to Fury Gold or otherwise operating on Fury Gold’s properties. Any material error, omission, act of negligence or act resulting in environmental pollution, accidents or spills, industrial and transportation accidents, work stoppages or other actions could adversely affect the Company’s operations and financial condition.

Qualified and Experienced Employees, Management, and Board Members

Fury Gold’s future success is based on successfully attracting, training and developing employees at all levels of the company from Site Staff to Executive Management. This is especially true for Geologists with the required skillset being available in the geographic areas that we operate in. The markets for highly skilled workers, as well as talented professionals and leaders in the mining and exploration industry are extremely competitive. The inability to meet our needs for skilled workers and talented professionals and leaders, whether through recruitment or internal training and development activities, could impact our ability to effectively implement our strategy. In addition to this, retaining qualified board members with diversified experience also brings valuable oversight and knowledge to the business.

Legal and Litigation Risks

All industries, including the exploration industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which Fury Gold may become subject could have a material adverse effect on Fury Gold’s business, prospects, financial condition, and operating results. Defense and settlement of costs of legal claims can be substantial.

Risks Relating to Statutory and Regulatory Compliance

Fury Gold’s current and future operations, from exploration through development activities and commercial production, if any, are and will be governed by applicable laws, regulations and treaty obligations governing mineral claims acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities, generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations, treaty obligations and permits. Fury Gold has received all necessary permits for the exploration work it is presently conducting; however, there can be no assurance that all permits which Fury Gold may require for future exploration, construction of mining facilities and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis or at all, or that such laws and regulations would not have an adverse effect on any project which Fury Gold may undertake.

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Failure to comply with applicable laws, regulations, treaty obligations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. Fury Gold may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations, treaty obligations and permits. Fury Gold is not currently covered by any form of environmental liability insurance. See “– Insurance Risk”, below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on Fury Gold and cause increases in capital expenditures or require abandonment or delays in exploration.

Insurance Risk

Fury Gold is subject to a number of operational risks and may not be adequately insured for certain risks, including: accidents or spills, industrial and transportation accidents, which may involve hazardous materials, labour disputes, catastrophic accidents, fires, blockades or other acts of social activism, changes in the regulatory environment, impact of non-compliance with laws and regulations, natural phenomena such as inclement weather conditions, floods, earthquakes, ground movements, cave-ins, and encountering unusual or unexpected geological conditions and technological failure of exploration methods.

Limited Business History and No History of Earnings

Fury Gold has no history of operating earnings. The likelihood of success of Fury Gold must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of its business. Fury Gold has limited financial resources and there is no assurance that additional funding will be available to it for further operations or to fulfill its obligations under applicable agreements. There is no assurance that Fury Gold will ultimately generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its plans.

Claims by Investors Outside of Canada

Fury Gold is incorporated under the laws of British Columbia. All of Fury Gold’s directors and officers, with the exception of Mr. Tim Clark, CEO of the Company who is a US resident, and some of the experts named herein, are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and a substantial portion of Fury Gold’s assets, are located outside of the United States. As a result, it may be difficult for investors in the United States or outside of Canada to bring an action against directors, officers or experts who are not resident in the United States. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of United States federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions outside of Canada against those persons or Fury Gold.

No-Dividends Policy

No dividends on the Common Shares have been paid by Fury Gold to date. Payment of any future dividends, if any, will be at the discretion of the Board after taking into account many factors, including Fury Gold’s operating results, financial conditions, development and growth, and current and anticipated cash needs.

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Disclosure and Internal Controls

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to Fury Gold’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.

The Company documented and tested its internal controls over financial reporting during its most recent fiscal year in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management and an independent assessment by the Company’s independent auditors of the effectiveness of the Company’s internal controls over financial reporting. For the year ended December 31, 2023, the Company no longer qualifies as an “emerging growth company” under the United States Securities Exchange Act of 1934, as amended, and is therefore no longer eligible to forego the requirements for independent assessment by the Company’s independent auditors of its internal controls over financial reporting under SOX.

The Company may fail to achieve and maintain the adequacy of its internal controls over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that its internal controls over financial reporting are effective. The Company’s failure to maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by the securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgment. The challenges involved in implementing appropriate internal controls over financial reporting will likely increase with the Company’s plans for ongoing development of its business and this will require that the Company continues to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with SOX.

Cybersecurity Risks

Information systems and other technologies, including those related to the Company’s financial and operational management, and its technical and environmental date, are an integral part of the Company’s business activities. Network and information systems related events, such as computer hacking, cyber-attacks, computer viruses, works or other destructive or disruptive software, process breakdowns, denial of service attaches, or other malicious activities or any combination of the foregoing, or power outages, natural disasters, terrorist attacks or other similar events could result in damage to the Company’s property, equipment and date. These events also could result in significant expenditures to repair or replace damage property or information systems and/or to protect them from similar events in the future. Furthermore, any security breaches such as misappropriation, misuse, leakage, falsification, accidental release or loss of information contained in the Company’s information technology seems including personal and other data that could damage is reputation and require the Company to expend significant capital and other resources to remedy any such security breach. Insurance held by the Company may mitigate losses; however, in any such events or security breaches may not be sufficient to cover any consequent losses or otherwise adequately compensate the Company for disruptions to its business that may result and the occurrence of any such events or security breaches could have a material adverse effect on the Company’s operations and financial results. There can be no assurances that these events and/or security breaches will not occur in the future or not have an adverse effect on the Company’s operations and financial results.

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Social Media Risks

As a result of social media and other web-based applications, companies today are at much greater risk of losing control over how they are perceived. Damage to Fury Gold’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although the Company places a great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and act as an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on the Company’s business, financial condition or results of operations.

Liabilities relating to Past Issuances of Flow-Through Shares

The Company has issued Flow-Through Shares which requires that it expend the proceeds on exploration in Canada. Although the Company believes it will be able to incur the necessary amount of exploration expenditures as required by the Flow-Through Share subscription agreements, there is a risk that expenditures incurred by the Company may not be expended within the time limits, or that they will qualify as “Canadian exploration expenditures” (“CEE”) , as such term is defined in the Income Tax Act (Canada) (the “Tax Act”), or that any such resource expenses incurred will be reduced by other events including failure to comply with the provisions of the Flow-Through Share subscription agreements or of applicable income tax legislation.

If the Company does not renounce to Flow-Through Share subscribers CEE within 2023, or if there is a reduction in such amount renounced pursuant to the provisions of the Tax Act, the Company may need to indemnify such subscribers, on the terms included in the Flow-Through Share subscription agreements, for an amount equal to the amount of any tax payable or that may become payable under the Tax Act. There were $0.6 million remaining expenditures as of December 31, 2023, in connection with the requirement to incur CEE in 2024.

On March 23, 2023, the Company issued 6,076,500 FTS of the Company for gross proceeds of $8.75 million. The Company is required to deploy the remaining $0.6 million of CEE on or before December 31, 2024 in respect of this financing.

DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares in the capital of the Company (none of which has been allotted or issued). As of the date of this AIF, 146,077,103 Common Shares are issued and outstanding. In addition, as at the date of this AIF, there were 10,094,665 Common Shares issuable upon the exercise of outstanding share purchase options (“Options”), at a weighted average exercise price of $1.22, 7,461,450 Common Shares issuable upon the exercise of outstanding Common Share purchase warrants (“Warrants”), at a weighted average exercise price of $1.20, and 1,494,937 Common Shares issuable upon the vesting of outstanding restricted share units (“RSUs”), with vesting dates over the next 36 months.

Attributes of Common Shares

Each Common Share entitles the holder to: (i) one vote at all meetings of shareholders (except meetings at which only holders of a specified class of shares are entitled to vote); (ii) receive, subject to the holders of another class of shares, any dividend declared by the Board; and (iii) receive, subject to the rights of the holders of another class of shares, the remaining property of Fury Gold on the liquidation, dissolution or winding up of Fury Gold, whether voluntary or involuntary, or for the purposes of a reorganization or otherwise or upon any distribution of capital, on a pro-rata basis. No pre-emptive, redemption, sinking fund or conversion rights are attached to the Common Shares.

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Authorized Preferred Shares- Nil issued

Preferred Shares are authorized to be issued from time to time in one or more series, and the Board may fix from time to time before such issue the number of Preferred Shares, the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. Preferred Shares generally rank in priority over Common Shares and any other shares ranking by their terms junior to the Preferred Shares as to dividends and return of capital upon, liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

MARKET FOR SECURITIES

Trading Price and Volume

The following table sets out the high and low sale prices and the aggregate volume of trading of the Common Shares on the TSX and the NYSE American on a monthly basis for the most recently completed fiscal year ended December 31, 2023.

Trading Price and Volume of Common Shares on the TSX

Date	High (CAD$)	Low (CAD$)	Volume
December 2023	0.74	0.57	1,680,714
November 2023	0.58	0.43	976,540
October 2023	0.51	0.45	716,264
September 2023	0.57	0.46	352,407
August 2023	0.57	0.46	418,183
July 2023	0.55	0.48	571,351
June 2023	0.61	0.52	571,740
May 2023	0.73	0.55	1,368,727
April 2023	0.89	0.68	2,247,010
March 2023	0.93	0.68	3,846,453
February 2023	0.93	0.77	3,273,777
January 2023	0.98	0.61	2,904,992

Trading Price and Volume of Common Shares on the NYSE American

Date	High (US$)	Low (US$)	Volume
December 2023	0.55	0.41	3,435,301
November 2023	0.43	0.31	2,141,922
October 2023	0.38	0.32	1,659,740
September 2023	0.42	0.34	1,151,060
August 2023	0.43	0.34	1,526,101
July 2023	0.42	0.37	2,499,800
June 2023	0.47	0.38	1,652,573
May 2023	0.56	0.42	2,400,215
April 2023	0.66	0.5	2,386,184
March 2023	0.68	0.49	2,387,528
February 2023	0.72	0.55	2,553,488
January 2023	0.75	0.43	4,973,391

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Prior Sales

During its financial year ended December 31, 2023, and up until the date of this AIF, Fury Gold issued the following securities that were not listed or quoted on either the TSX or the NYSE American:

Date of Issuance	Number and Type of Securities Issued	Issue/Exercise Price (C$)	Reason for Issuance
February 17, 2023	156,000 Options	$0.85	Option Grant
March 1, 2023	25,000 Options	$0.92	Option Grant
May 15, 2023	40,000 Options	$0.82	Option Grant
June 23, 2023	45,000 Options	$0.53	Option Grant
September 26, 2023	156,000 Options	$0.55	Option Grant
December 27, 2023	197,345 RSUs	$0.60	Short-Term RSU Grant
January 9, 2024	70,000 Options	$0.60	Option Grant
January 9, 2024	1,318,623 RSUs	$0.80	Long-Term RSU Grant
January 9, 2024	235,080 RSUs	$0.65	Short-Term RSU Grant
January 31, 2024	273,542 RSU’s	$0.60	Short-Term RSU Grant
February 2, 2024	75,000 Options	$0.55	Option Grant

DIRECTORS AND EXECUTIVE OFFICERS

Name, Principal Occupation and Province or State of Residence

The following table sets out the names, province or state and country of residence, positions with or offices held with Fury Gold, and principal occupation for the past five years of each of Fury Gold’s directors and executive officers, as well as the period during which each has been a director of Fury Gold. The following table also identifies the members of each committee of the Board.

The term of office of each director of Fury Gold expires at the annual general meeting of shareholders each year.

Directors and Executive Officers

Name, Position and Province and Country of Residence	Principal Occupation During the Past Five Years	Director Since
FORRESTER (TIM) A. CLARK CEO & Director Massachusetts, United States

Executive

Director of Fury Gold; Director of Dolly Varden Silver Corporation. Mr. Clark has 24 years of global capital markets experience with numerous US, European and Canadian banks, including Barclays Capital, National Bank Financial, Merrill Lynch, Deutsche Bank and most recently BMO Capital Markets, where he held the role of Managing Director, Institutional Equity Sales.

March 16, 2021
BRIAN CHRISTIE (2)(3) Chair Ontario, Canada

Financial Executive

Chair of Fury Gold; Director of Wallbridge Mining Company Limited; Director of Forum Energy Metals Corp; Strategic Advisor for Agnico Eagle Mining Limited (“Agnico Eagle”); Past Director of Denver Gold Group; VP, Investor Relations at Agnico Eagle

February 22, 2023

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Name, Position and Province and Country of Residence	Principal Occupation During the Past Five Years	Director Since
JEFFREY MASON(1) (2) Director British Columbia, Canada

Venture Capitalist and Executive

Director of Fury Gold; Director of Torq; Director & Chair of Wildpack Beverage Inc.; Director of Tier One Silver; Director of Coppernico Metals (an unlisted reporting issuer), Past Chair and Interim CEO of Great Panther Mining Limited; Past Director of Amarc Resources Ltd.; Past Director of Libero Copper Corporation (Formerly Libero Mining Corporation); Past Director of Hut 8 Mining Corp. (formerly Oriana Resources Corporation); Past Director of Red Eagle Mining Limited, Past Director and Chief Financial Officer of Nickel Creek Platinum Corp. (formerly Wellgreen Platinum Ltd.).

February 7, 2019
STEVE COOK(1) (4) Director British Columbia, Canada

Semi-retired Lawyer and Businessman

Director of Fury Gold; Lead independent director of Torq; Director or Tier One Silver; Director of Coppernico Metals (an unlisted reporting issuer), former tax partner at law firm of Thorsteinssons LLP; Principal at SM Cook Legal Services Law Corporation; Past Director of Cayden Resources Inc; Past Director of Skeena Resources Ltd.; Past Director of SnipGold Corp; Past Director of LaSalle Exploration Corp.

October 28, 2013
MICHAEL HOFFMAN (1) (3) (4) Director Ontario, Canada

Mining Executive

Director of Fury Gold; Director and Chair of 1911 Gold; Director and Chair of NiCAN Ltd; Director of Volta Metals Inc.; Past Director of Eastmain; Past Director of Trevali Mining Corporation; Past Director of Silver X Mining; Past Director of Velocity Minerals; Past Director of LiCAN Ltd. (private).

October 9, 2020
ALISON SAGA WILLIAMS (2) (4) Director Ontario, Canada

Lawyer

Director of Fury Gold; Director of NiCAN Ltd Adjunct Professor at Osgoode Hall Law School; Elected Official for the Curve Lake First Nation. Principal of AS Williams Consulting firm, where the balance of Ms. Williams professional activities are spent working in Indigenous communities in government and corporate roles in the capacity of negotiations and governance, and as a strategic advisor.

October 5, 2020
ISABELLE CADIEUX (3) Director Quebec, Canada

Geologist

Director of Fury Gold; Past Managing Director, Investment, SIDEX. Past Director of Ordre des géologues du Québec (OGQ; Past Director of the Canadian Council of Professional Geoscientists; Past member of the Executive Committee of the UQAT-UQAM Chair in Mining Entrepreneurship.

September 5, 2023
PHIL VAN STADEN Chief Financial Officer Ontario, Canada	Accounting Professional Chief Financial Officer of Fury Gold; Past Controller of Fury Gold;	N/A
BRYAN ATKINSON SVP, Exploration Alberta, Canada	Geologist Senior Vice President, Exploration of Fury Gold; Past Exploration Manager of Universal Mineral Services; Past Senior Geologist of APEX Geoscience Ltd.	N/A

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Nominating, Compensation and Governance Committee. Effective March 15, 2023, Brian Christie was appointed to the Committee, replacing Michael Hoffman
(3)

Member of the Technical, Safety and Risk Management Committee. Effective March 15, 2023, Brian Christie was appointed to the Committee, replacing Steve Cook. Effective November 8, 2023, Isabelle Cadieux was appointed to the Committee.

(4)	Member of the Indigenous and Community Relations Committee.

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Management Security Holdings

As at the date of this AIF, Fury Gold’s directors and executive officers as a group, beneficially owned, directly and indirectly, or exercised control or direction over, a total of 2,838,833 Common Shares, being approximately 1.94% of Fury Gold’s issued and outstanding Common Shares.

Management History of Cease Trade Orders, Bankruptcies, Penalties or Sanctions

As at the date of this AIF or within the last 10 years before the date of this AIF, no director or executive officer of Fury Gold was a director, chief executive officer or chief financial officer of any company (including Fury Gold), that:

(a)

was subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(b)

was subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director, chief executive officer or chief financial officer ceased to be a director, chief executive officer or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Other than as described below, no director or executive officer of Fury Gold, or a shareholder holding a sufficient number of securities of Fury Gold to affect materially the control of Fury Gold,

(a)

is, at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including Fury Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)

has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder; or

(c)	has been subject to:

i.

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

ii.	any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in making an investment decision.

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Jeffery Mason was an insider of the online shoe retailer Shoes.com Technologies Inc., a private BC company part of that online retailer’s corporate group. Due to an increasing competitive landscape for online retailers, the  company became insolvent and was placed  into receivership in February 2017. Mr. Mason was a director of Red Eagle Mining Corporation (“Red Eagle Mining”), a TSX listed company, from 2010 and on November 9, 2018, the secured lenders gave default notice and a demand letter in respect of certain indebtedness which could not be restructured and Red Eagle Mining was bankrupted.

Potential Conflicts of Interest

No directors or officers have any known conflicts of interest in connection with Fury Gold. Several directors serve on the boards of other publicly traded junior mining companies which can lead to potential conflicts of interest in connection with the entitlement to mineral project opportunities which may come to their attention. In response to this risk, the Company and its shared services provider, Universal Mineral Services Ltd.  haves established policies to avoid these situations and to comply with legal requirements of their fiduciary obligations and the requirements of the applicable corporate laws (Business Corporations Act (British Columbia)) should such potential conflict of interest situations arise.

Audit Committee

Audit Committee Charter

The primary responsibility of the Audit Committee of the Company (the “Audit Committee”) is that of oversight of the financial reporting process on behalf of the Board. This includes oversight responsibility for financial reporting and continuous disclosure, oversight of external audit activities, oversight of financial risk and financial management control, and oversight responsibility for compliance with tax and securities laws and regulations as well as whistle blowing procedures. The Audit Committee is also responsible for the other matters as set out in this charter and/or such other matters as may be directed by the Board from time to time. The Audit Committee should exercise continuous oversight of developments in these areas.

Composition of the Audit Committee

The current members of the Audit Committee are Steve Cook (Chairperson), Jeffrey Mason and Michael Hoffman. All current members of the Audit Committee are considered financially literate and all are independent as such terms are defined under National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators

Relevant Education and Experience of Audit Committee Members

Set out below is a brief description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

Steve Cook is a retired tax partner at the law firm of Thorsteinssons LLP, Vancouver, BC. Mr. Cook received his B.Comm. and LL.B. degrees from the University of BC and was called to the BC Bar in 1982 and the Ontario Bar in 1992. Mr. Cook is a specialist in corporate and international tax planning, offshore structures, representation, and civil and criminal tax litigation.

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Jeffrey Mason is a Chartered Professional Accountant and holds an Institute of Corporate Directors designation. Over the past 26 years he served on over 20 public company’s boards. He is experienced in exploration, development, construction and operation for silver, gold, copper, nickel, lead, zinc, platinum group metals and diamond projects in the Americas, Asia and Africa. In 2004 he was awarded the BC Ernst & Young Entrepreneur of the Year Award (Natural Resources Category). He also worked for 15 years for the Hunter Dickinson group, where he performed a variety of roles including Principal, Chief Financial Officer and Corporate Secretary. Mr. Mason served as Director and Audit Chair for eight years at Coastal Contacts Inc. (sold to Essilor International in 2014). He began his career with Deloitte LLP as a Chartered Accountant, followed by eight years at Homestake Mining Company (merged with Barrick Gold Corporation) and also served as Chief Financial Officer of Wellgreen Platinum Ltd. from 2012 to 2016. Mr. Mason is past director 2014 to 2020, and Board Chair from July 2019-April 2020 and Interim CEO/President from October 2019- April 2020 for Great Panther Mining Limited and is an independent board member of Torq Resources Inc, Tier One Silver Inc., Wildpack Beverage Inc and Coppernico Metals Inc (an unlisted reporting issuer). The balance of Mr. Mason’s professional activities is spent providing financial and operations advisory consulting/employment services for mining, electrical power and construction.

Michael Hoffman is an experienced mining executive with over 30 years of practice including engineering, mine operations, corporate development, projects and construction. Mr. Hoffman also has direct northern Canadian mining experience including operations and projects. He currently serves as a director of NiCAN Ltd, Volta Metals Ltd. and director and Board Chair for 1911 Gold. Mr. Hoffman is a Mining Engineering graduate from Queen’s University and is a Professional Engineer in the province of Ontario. He is also a member of the Institute of Corporate Directors and completed the Corporate Director course at the University of Toronto, Rotman School of Management. Each member of the Audit Committee has:

an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

experience preparing, auditing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising individuals engaged in such activities; and

an understanding of internal controls and procedures for financial reporting.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services to be provided to the Company or any subsidiaries by the Company’s external auditor. The Chair of the Audit Committee has the authority to pre-approve in between regularly scheduled Audit Committee meetings any non-audit service of less than $50,000, however such approval will be presented to the Audit Committee at the next scheduled meeting for formal approval.

External Auditor Service Fees

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s auditor for various services.

Nature of Services	December 31, 2023	December 31, 2022
Audit Fees(1)	$425,521	$471,262
Audit-Related Fees(2)	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil
Total	$425,521	$471,262

Notes:

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits. In 2022 and 2023, the Audit Fees included fees incurred in connection with certain securities filings.

(2)

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

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Other Board Committees

The Board currently has three other standing committees in addition to the Audit Committee, namely the Nominating, Compensation and Governance Committee, the Indigenous and Community Relations Committee, and the Technical, Safety and Risk Management Committee. Each standing committee of the Board operates according to its mandate, which is approved by the Board and sets out the committee’s duties and responsibilities. Copies of the standing committee mandates are available at www.furygoldmines.com/about-us/governance/.

No Legal Proceedings

To the best knowledge of Fury Gold’s management, there are no material legal proceedings involving Fury Gold or its properties as of the date of this AIF and Fury Gold knows of no such proceedings currently contemplated.

No penalties or sanctions have been imposed against Fury Gold by a court relating to securities legislation or by a securities regulatory authority during Fury Gold’s financial year, no penalties or sanctions have been imposed by a court or regulatory body against Fury Gold that would likely be considered important to a reasonable investor in making an investment decision and no settlement agreements have been entered into by Fury Gold before a court relating to securities legislation or with a securities regulatory authority during the financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of Fury Gold, there were no material interests, direct or indirect, of directors or executive officers of Fury Gold, any shareholder of Fury Gold who beneficially owns, directly or indirectly, or exercised control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares, or any known associate or affiliate of such persons, in any transaction during the three most recently completed financial year of Fury Gold or during the current financial year that has materially affected or is reasonably expected to materially affect Fury Gold, other than:

Agreement with Universal Mineral Services Ltd.

On April 1, 2022, the Company purchased a 25% share interest in UMS, a private shared-services provider for nominal consideration. The remaining 75% of UMS is owned equally by three other junior resource issuers, namely Tier One Silver Inc, Coppernico Metals Inc, and Torq Resources Inc. who share a head office location in Vancouver, BC. Previously, UMS had been privately owned by a director in common, Mr. Ivan Bebek, then subsequently from January 1, 2022, by Mr. Steve Cook, another director in common, until March 31, 2022.

UMS provides geological, financial, and transactional advisory services as well as administrative services to the Company on an ongoing, full cost recovery basis. Management believes that having these services available through UMS, on a shared and as-needed basis, allows the Company to maintain a more efficient and cost-effective corporate overhead structure by hiring fewer full-time employees and engaging outside professional advisory firms less frequently. The agreement has an indefinite term and can be terminated by either party upon providing 180 days’ notice although the Company will, in the event of termination of the shared services arrangements, remain liable for its share of the UMS premises lease unless and until a replacement subtenant is found. Under the shared services agreement, the Company’s CFO, Senior Vice President, Exploration (“SVP, Exploration”), and CGO terminated their direct employment status with the Company, became employed by UMS and then entered into secondment employment arrangements between the Company and UMS.

	Years ended December 31
	2023	2022
Total transactions for the year (000s)	$1,586	$1,431

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The outstanding balance owing at December 31, 2023, was $103 (December 31, 2022 – $240), which is included in accounts payable.

On July 1, 2021, UMS commenced an office lease with a term of ten years, for which certain rent expenses will be payable by the Company. As at December 31, 2023, the Company expects to incur approximately $381 in respect of its share of future rental expense.

TRANSFER AGENT AND REGISTRAR

Fury Gold’s registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia.

AUDITOR

The auditor of the Company is Deloitte LLP, Chartered Professional Accountants, of 410 W Georgia St, Vancouver, BC, V6B 0S7. Deloitte LLP is independent with respect to the Company within the meaning of the U.S. Securities Act of 1933 and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) and within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia.

MATERIAL CONTRACTS

The Company has no material contracts other than contracts entered into in the ordinary course of business.

INTERESTS OF EXPERTS

Certain of the scientific and technical information relating to the Company’s mineral projects has been derived from the two Technical Reports prepared by the experts named below and has been included in reliance on such person’s expertise. Copies of the Technical Reports can be accessed online on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Bryan Atkinson, P.Geo as Senior Vice President Exploration at Fury Gold Mines and Andrew Turner P.Geol., as principal with APEX Geoscience Ltd., have acted as a “qualified person” as defined in NI 43-101 in connection with the Committee Bay Report. Mr.Atkinson has reviewed and approved the information related to the Committee Bay Project contained in this AIF.

David Frappier-Rivard, P. Geo., and Maxime Dupéré, P. Geo. As geologist for SGS Geological Services, have acted as a “qualified persons” as defined in NI 43-101 in connection with the Technical Report on the Eau Claire Project, Quebec Canada. Mr. Frappier-Rivard has reviewed and approved the information related to the Eau Claire Project contained in this AIF.

All other scientific and technical information in this Prospectus and relating to the mineral projects or properties material to Fury Gold, including information given after the date of the applicable Technical Reports, has been reviewed and approved by Bryan Atkinson, P.Geo., Senior Vice President Exploration of the Company and David Rivard-Frappier, P.Geo., Exploration Manager of the Company, both “qualified persons” under NI 43-101.

Each of the aforementioned firms or persons held less than one percent of any class of the Company’s securities or of any of the Company’s associates or affiliates when they prepared the Technical Reports referred to above or following the preparation of such Technical Reports. None of the aforementioned firms or persons received any direct or indirect interest in any of the Securities or property or of any of the Company’s associates or affiliates in connection with the preparation of such Technical Reports and the recipient of management incentive stock options in the Company commensurate with his role.

None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any of its associates or affiliates, other than Bryan Atkinson, P.Geo, Senior Vice President Exploration of the Company and David Rivard, P.Geo., Exploration Manager of the Company, who was at the time of reviewing and approving the applicable information and remain as of the date of this AIF a director, officer or employee of the Company or one of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to Fury Gold, including directors’ and officers’ remuneration and indebtedness, principal holders of Fury Gold’s securities, and securities authorized for issuance under equity compensation plans, is contained in annual financial statements, management’s discussion and analysis, proxy circulars and interim financial statements of the Company, available under the Company’s profile on SEDAR+ at www.sedarplus.ca.  A copy of the Company’s audit Committee charter is attached to the Company’s 2020 year-end Annual Information Form filed on SEDARPLUS.com on March 31, 2021. It has not changed.

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